Exhibit 99.1

BOYD GROUP SERVICES INC.

INTERIM REPORT TO SHAREHOLDERS

Third Quarter and Nine Months Ended September 30, 2025

BOYD GROUP SERVICES INC.

REPORT TO SHAREHOLDERS

To our Shareholders,

Since the beginning of the third quarter, Boyd has experienced a transformative period defined by significant achievement and growth. We signed a definitive agreement to acquire Joe Hudson’s Collision Center (“Joe Hudson’s”), a leading collision repair operator in the US Southeast, successfully completed a $897 million bought-deal initial public offering concurrent with a listing on the New York Stock Exchange, and achieved a return to positive same-store sales, all while making meaningful progress on our margin improvement initiatives. Together, these milestones represent an exciting chapter of growth, strength and opportunity for Boyd.

During the third quarter, we generated 2.4% same-store sales1 growth and added 24 new locations. These additions included 17 acquired shops, along with seven newly opened start-up locations. Our positive top-line performance was complemented by continued successful execution of our Project 360 cost transformation plan, resulting in 22.8% growth in Adjusted EBITDA1 for the quarter. Adjusted EBITDA margins1 increased by 170 basis points year-over-year, reaching 12.4% for the third quarter ended September 30, 2025, driven by both gross margin expansion and positive operating leverage.

In addition to these strong results, our announced acquisition of Joe Hudson’s in October marks a particularly exciting milestone. Over the past several years, we have been patient and disciplined in waiting for the right complementary multi-shop operator (“MSO”) to acquire, one that fits strategically and is aligned on valuation. Joe Hudson’s meets both criteria. It is a company we have long admired for its strong operational performance, concentrated footprint in the U.S. Southeast, and strategic alignment with Boyd’s business. The announced definitive agreement will enhance our scale, accelerate our growth, and solidify Boyd’s position as one of the leading players in the highly fragmented North American collision repair industry. We expect the acquisition to close in the fourth quarter of 2025, subject to customary closing conditions and regulatory requirements.

Looking ahead, we maintain a constructive outlook on our performance. The improvements in our business that began late in the second quarter of 2025 gained further traction in the third quarter and have continued to show strength in the early part of the fourth quarter. During the third quarter, same-store sales1 increased by 2.4%, with Boyd continuing to outperform the industry. Based on third quarter claims processing platform data, the Company estimates that repairable claims volume was down in the range of 3-5%. This represents a notable improvement from both the second quarter of 2025, which experienced an estimated decline of 6-8%, and the first quarter of 2025, during which repairable claims were down an estimated 9-10%.

Over the past year, Boyd has seen an improvement in several headwinds that have been negatively impacting repairable claims. These include a moderation in insurance premium increases, which are now back in-line with

[1]

Adjusted EBITDA (earnings before interest, income taxes, depreciation and amortization, adjusted for the fair value adjustments, as well as acquisition and transformational cost initiatives costs), adjusted net earnings, adjusted net earnings per share, Adjusted EBITDA margin and same-store sales are non-GAAP financial measures and ratios and are not recognized measures under IFRS Accounting Standards as issued by the International Accountings Standards Board (“IFRS”). Management believes that in addition to net earnings and cash flows, the supplemental measures of adjusted net earnings and Adjusted EBITDA are useful as they provide investors with an indication of earnings from operations and cash available for distribution, both before and after debt management, productive capacity maintenance and non-recurring and other adjustments. Management believes that, in addition to sales, the supplemental measure of same-store sales is useful as it provides investors with an indication of the increase in sales without accounting for location growth and the impact of fluctuations in exchange rates during the period. Investors should be cautioned, however, that Adjusted EBITDA, Adjusted EBITDA margin, adjusted net earnings and adjusted net earnings per share should not be construed as an alternative to net earnings determined in accordance with IFRS as an indicator of Boyd’s performance. Investors should also be cautioned that same-store sales should not be construed as an alternative to sales in accordance with IFRS as an indicator of Boyd’s performance. Boyd’s method of calculating these measures may differ from other public issuers and, accordingly, may not be comparable to similar measures used by other issuers. For a detailed explanation of how Boyd’s non-GAAP financial measures are calculated, please refer to the section titled “Non-GAAP Financial Measures and Ratios” in Boyd’s MD&A filing (dated November 12, 2025) for the period ended September 30, 2025, starting on page 4 of this Report. A copy of Boyd’s MD&A for the period ended September 30, 2025 can be accessed via the SEDAR+ Web site (www.sedarplus.com).

historical levels, as well as a return to growth in used vehicle prices. These trends, combined with the return to positive same-store sales in the third quarter, support the Company’s view that industry conditions are normalizing. While it remains early in the fourth quarter, same-store sales for October continued to show positive growth, delivering further improvement compared to the third quarter, falling within the range outlined in our five year plan.

Total sales in the third quarter of 2025 were $790.2 million, a 5.0% increase when compared to the $752.3 million achieved in the same period of 2024, with 64 new locations that were not in operation for the full comparative period generating $22.2 million of incremental sales.

Adjusted EBITDA1 increased 22.8% to $98.4 million, compared with Adjusted EBITDA1 of $80.1 million in the same period in 2024, while Adjusted EBITDA margin1 increased to 12.4% of sales from 10.7% of sales in the same period of 2024. The $18.2 million increase was the result of higher gross margin percentage from the continued internalization of scanning and calibration, full realization of the cost savings from indirect staffing model and improved operating leverage from our return to positive same-store sales1.

BGSI posted net earnings of $10.8 million in the third quarter of 2025, compared to $2.9 million in the same period of 2024. Impacting net earnings were acquisition and transformational cost initiatives, and fair value adjustments. After adjusting for these items, Adjusted net earnings1 for the third quarter of 2025 was $13.3 million or 1.7% of sales. This compares to Adjusted net earnings1 of $3.2 million or 0.4% of sales in the same period of 2024. The improvement in net earnings and adjusted net earnings was the result of the improvement in margins in the quarter, partially offset by increased depreciation expense and increased finance costs. Adjusted net earnings1 for the three months ended September 30, 2025 was $0.62 per share, compared to $0.15 per share in the same period of 2024.

With respect to the balance sheet, at September 30, 2025, BGSI held total debt, net of cash, of $1,281.9 million, compared to$1,231.6 million at December 31, 2024. Debt, net of cash before lease liabilities increased from $487.3 million at December 31, 2024 to $521.0 million at September 30, 2025. Debt, net of cash, before lease liabilities, increased as a result of new location growth.

The Company continues to execute on its Project 360 cost transformation plan. With over $30 million in annualized run-rate cost savings achieved to date, we are on track to reach $70 million in total annualized run-rate cost savings by the end of 2026, with the full $100 million expected to be realized by the end of 2029. Future savings are expected to include additional direct and indirect procurement savings as we focus on a more centralized approach to purchasing in order to fully leverage Boyd’s scale.

Boyd’s outlook for new location growth remains positive and unchanged following the Joe Hudson’s Collision Center acquisition announcement. The Company has successfully established a foundation that enables the opening of an average of approximately eight to ten new start-up locations per quarter. In the fourth quarter of 2025, Boyd expects to open 13 new start-up locations, with an additional 18 locations currently in development through the end of September 30, 2026. Start-up location development will be complemented by acquisitions, including single shop and small MSO acquisitions.

With a return to positive same-store sales, strengthening industry fundamentals, a strong pipeline of new location growth, continued margin expansion efforts, and the pending acquisition of Joe Hudson’s, Boyd remains well positioned to deliver sustained growth and value creation in the years ahead.

Sincerely,

(signed)

Brian Kaner

President & Chief Executive Officer

Management’s Discussion & Analysis

OVERVIEW

Boyd Group Services Inc. (“BGSI”), through its operating company, The Boyd Group Inc. and its subsidiaries (“Boyd” or the “Company”), is one of the largest operators of non-franchised collision repair centers in North America in terms of number of locations and sales. The Company currently operates locations in Canada under the trade names Boyd Autobody & Glass and Assured Automotive, as well as in the U.S. under the trade name Gerber Collision & Glass. The Company is also a major retail auto glass operator in the U.S. under the trade names Gerber Collision & Glass, Glass America, Auto Glass Service, Auto Glass Authority and Autoglassonly.com. In addition, the Company operates a third party administrator, Gerber National Claims Services (“GNCS”), that offers glass, emergency roadside and first notice of loss services. The Company also operates as Mobile Auto Solutions (“MAS”) that offers scanning and calibration services. The following is a geographic breakdown of the collision repair locations by trade name and location as at November 11, 2025.

*	Locations added in 2025 and up to November 11, 2025

Boyd provides collision repair and glass services to insurance companies, individual vehicle owners, as well as fleet and lease customers, with a high percentage of the Company’s revenue being derived from insurance-paid collision repair services.

BGSI’s shares trade on the Toronto Stock Exchange and New York Stock Exchange under the symbols TSX: BYD.TO and NYSE: BGSI, respectively.

The following review of BGSI’s operating and financial results for the period ended September 30, 2025, including material transactions and events of BGSI up to and including November 11, 2025, should be read in conjunction with the unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2025, as well as the annual audited consolidated financial statements, management discussion & analysis (“MD&A”) and annual information form (“AIF”) of BGSI, as filed on SEDAR+ at www.sedarplus.com, and EDGAR at www.sec.gov.

SIGNIFICANT EVENTS

On February 26, 2025, BGSI announced the launch of its latest five-year goal designed to drive growth and enhance profitability through 2029.

On March 17, 2025, the BGSI Board of Directors declared a cash dividend for the first quarter of 2025 of C$0.153 per common share. The dividend was paid on April 28, 2025 to common shareholders of record at the close of business on March 31, 2025.

On May 15, 2025, the BGSI announced that the nominees listed in the management proxy circular dated March 25, 2025 were elected as Directors of BGSI. Also effective this date, Timothy O’Day stepped down from his role as Chief Executive Officer and was succeeded by Brian Kaner.

On June 17, 2025, the BGSI Board of Directors declared a cash dividend for the second quarter of 2025 of C$0.153 per common share. The dividend was paid on July 29, 2025 to common shareholders of record at the close of business on June 30, 2025.

On August 20, 2025, BGSI announced that it had entered into an underwriting agreement to sell C$275 million principal amount of senior unsecured notes due 2033 pursuant to a private placement offering, at a price of C$1,000 per C$1,000 principal amount of notes, with an interest rate of 5.75% per annum, payable semi-annually in arrears on March 4 and September 4, commencing on March 4, 2026. This offering closed on September 4, 2025. Additionally, BGSI entered into a fifth amended and restated credit agreement to extend the revolving credit facilities in the aggregate amount of $575 million with an accordion feature which can increase the facilities to a maximum of $875 million (the “Facilities”). The Facilities provide more favorable pricing and mature in August 2030. The existing $125 million Term Loan A maturing in March 2027 remains unchanged.

On August 29, 2025, BGSI announced the celebration of achieving its 1,000th location milestone on August 28, 2025 at a community even at a Gerber Collision and Glass location in Murfreesboro, Tennessee.

On September 17, 2025, the BGSI Board of Directors declared a cash dividend for the third quarter of 2025 of C$0.153 per common share. The dividend was paid on October 29, 2025 to common shareholders of record at the close of business on September 30, 2025.

On October 29, 2025, BGSI announced that it has entered into a definitive agreement to acquire Joe Hudson’s Collision Center (“Joe Hudson’s”) from TSG Consumer Partners LP, expanding the Company’s footprint by 258 collision locations across the U.S. Southeast. The acquisition is expected to close in the fourth quarter of 2025.

On October 29, 2025, BGSI announced that it has entered into a bought deal agreement, pursuant to which the underwriters have agreed to purchase, 5.53 million common shares of BGSI at a price of US$141.00 per share, for gross proceeds of approximately US$780 million. On November 4, 2025, the Company announced the closing of this offering with a total of 6.36 million common shares issued, including 829,800 common shares following the exercise in full by the underwriters of their option to purchase additional common shares, for gross proceeds of approximately US$897 million. The common shares were offered to the public in Canada and the United States, representing BGSI’s initial public offering in the United States.

On October 30, 2025, BGSI announced that it had entered into an underwriting agreement to sell C$525 million principal amount of senior unsecured notes due 2030 pursuant to a private placement offering, at a price of C$1,000 per C$1,000 principal amount of notes, with an interest rate of 5.5% per annum, payable semi-annually in arrears on November 6 and May 6, commencing on May 6, 2026. This offering closed on November 6, 2025.

The Company completed and opened the following number of collision repair acquisitions and start-up locations during the periods listed:

Location	Number of locations added through acquisition	Number of start-ups	Total
January 1, 2025 to September 30, 2025	24	17	41
October 1, 2025 to November 11, 2025	6	2	8
Total	30	19	49

During the nine months ended September 30, 2025, the Company acquired a single location glass business in California and a single location glass business in Pennsylvania.

Included above is an eight-location multi-store operator (“MSO”) based in Virginia which was acquired in early August. This acquisition resulted in surpassing the thousandth store mark, a major milestone for the Company. Moreover, Boyd marks its entrance into Nova Scotia, adding locations in Canada through the acquisition of a five-location multi-store operator.

OUTLOOK

The improvements in Boyd’s business that began late in the second quarter of 2025 gained further traction in the third quarter and have continued to show strength in the early part of the fourth quarter. During the third quarter, same-store sales increased by 2.4%, with Boyd continuing to outperform the industry. Based on third quarter claims processing platform data, the Company estimates that repairable claims volume was down in the range of 3-5%. This represents a notable improvement from both the second quarter of 2025, which experienced an estimated decline of 6-8%, and the first quarter of 2025, during which repairable claims were down an estimated 9-10%.

Over the past year, Boyd has seen an improvement in several headwinds that have been negatively impacting repairable claims. These include a moderation in insurance premium increases, which are now back in-line with historical levels, as well as a return to growth in used vehicle prices. These trends, combined with the return to positive same-store sales in the third quarter, support the Company’s view that industry conditions are normalizing. While it remains early in the fourth quarter, same-store sales for October continued to show positive growth, delivering further improvement compared to the third quarter, falling within the range outlined in our five year plan.

The Company continues to execute on its Project 360 cost transformation plan. With over $30 million in annualized run-rate cost savings achieved to date, Boyd is on track to reach $70 million in total annualized run-rate cost savings by the end of 2026, with the full $100 million expected to be realized by the end of 2029. Future savings are expected to include additional direct and indirect procurement savings as the Company focuses on a more centralized approach to purchasing in order to fully leverage Boyd’s scale.

Boyd’s outlook for new location growth remains positive and unchanged following the Joe Hudson’s Collision Center definitive agreement acquisition announcement. The Company has successfully established a foundation that enables the opening of an average of approximately eight to ten new start-up locations per quarter. In the fourth quarter of 2025, Boyd expects to open 13 new start-up locations, with an additional 18 locations currently in development through the end of September 30, 2026. Start-up location development will be complemented by acquisitions, including single shop and small MSO acquisitions.

The recently announced definitive agreement to acquire Joe Hudson’s Collision Center is expected to add 258 locations to Boyd’s network, with a concentrated presence in the US Southeast. Given the complementary nature of Boyd and Joe Hudson’s operations, the integration is expected to deliver meaningful synergies that will benefit both businesses. These include procurement savings, both direct and indirect, as well as operational efficiency improvements arising from enhanced density. Total synergies are projected to range between $35-$45 million, with approximately 50% anticipated in the near term and the balance by 2028. The transaction is expected to close in Q4 2025 subject to customary closing conditions and regulatory requirements.

With a return to positive same-store sales, strengthening industry fundamentals, a strong pipeline of new location growth, continued margin expansion efforts, and the pending acquisition Joe Hudson’s, Boyd remains well positioned to deliver sustained growth and value creation in the years ahead.

In the long-term, management remains confident in its business model and its ability to increase enhance its industry position by expanding its presence in North America through strategic acquisitions alongside organic growth from Boyd’s existing operations. Accretive growth will remain the Company’s long-term focus whether it is through organic growth, new store development, or acquisitions. The North American collision repair industry remains highly fragmented and offers attractive opportunities for industry leaders to build value through complementary acquisitions and economies of scale. As a growth company, Boyd’s objective continues to be to maintain a conservative dividend policy that will provide the financial flexibility necessary to support growth initiatives while gradually increasing dividends over time. The Company remains confident in its management team, systems and experience. This, along with a strong financial position and financing options, positions Boyd well for success into the future.

BUSINESS ENVIRONMENT & STRATEGY

As at November 11, 2025, the business environment of the Company and strategies adopted by management remain unchanged from those described in BGSI’s 2024 annual MD&A.

Update on Business Strategy

Boyd is committed to its previously announced five-year goal which includes growing revenue to $5 billion in 2029, doubling Adjusted EBITDA dollars from 2024-2029 and returning to an Adjusted EBITDA margin of 14%. Project 360, a company-wide transformational cost initiative, was introduced as a way to support these goals. Project 360 is expected to result in $100 million of annual recurring cost savings over the 5 years with upfront investment and transition costs incurred to achieve these benefits in the $20-23 million range. The definitive agreement to acquire Joe Hudson’s is considered additive to the five-year goal.

During the second quarter the company successfully implemented the indirect staffing model and has achieved annualized run rate savings of $30 million. Thus far in 2025, Boyd also launched several other initiatives aimed at achieving improved gross margin and reducing operating expenses, including key initiatives surrounding direct and indirect procurement spending. The Company has begun to see early progress on its direct procurement initiative through improved parts margins in the second and third quarter of 2025.

Since the launch of Project 360, the Company has incurred costs of $17.2 million. These costs are related to achieving the benefits already experienced, as well as other initiatives which have been launched, with the cost savings to occur in the future.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Statements made in this interim report, other than those concerning historical financial information, may be forward-looking and therefore subject to various risks and uncertainties. Some forward-looking statements may be identified by words like “may”, “will”, “anticipate”, “estimate”, “expect”, “intend”, or “continue” or the negative thereof or similar variations. Readers are cautioned not to place undue reliance on such statements, as actual results may differ materially from those expressed or implied in such statements.

The following table outlines forward-looking information included in this MD&A:

Forward-looking Information	Key Assumptions	Most Relevant Risk Factors
Boyd plans to grow revenue to $5 billion and double Adjusted EBITDA to $700 million by 2029.

New location opportunities continue to be available and are at acceptable and accretive prices

Financing options continue to be available at reasonable rates and on acceptable terms and conditions

New and existing customer relationships are expected to provide acceptable levels of revenue opportunities

Anticipated operating results of new locations would be accretive to overall Company results

Initiatives to increase production capacity are successful

Project 360 is successful

Technology is leveraged to optimize mix decisions

Material spend is optimized

Store operating model is optimized to drive leverage as volume scales

Tariff impacts are offset by client pricing increases

Acquisition market conditions change and repair shop owner demographic trends change

Credit and refinancing conditions prevent or restrict the ability of the Company to continue growth strategies

Changes in market conditions and operating environment

Significant decline in the number of insurance claims

Integration of new stores is not accomplished as planned

Increased competition which prevents achievement of acquisition and revenue goals

Initiatives to increase production capacity take longer than expected or are not successful

Insurance premium inflation and overall economic uncertainty continue to impact claims volumes

Anticipated cost savings take longer than expected or are not fully realized

Client pricing is not adjusted to reflect tariff impacts

Project 360 is expected to require investment and transition costs totaling in the $20-23 million range.

The actual cost for these expenditures agrees with the original estimate

The project is completed according to the estimated timeline

No other new requirements are identified or required during the period

All identified costs are required during the period

BGSI may identify additional expenditure needs that were not originally anticipated

BGSI may identify expenditure needs that were originally anticipated; however, are no longer required or required on a different timeline

Forward-looking Information	Key Assumptions	Most Relevant Risk Factors

Project 360 is expected to result in $100 million in annual cost savings over the plan period. Improved gross margins, reduced operating expenses and improved operating expense leverage is expected to be realized during the period from 2025 to 2029.

During the second quarter, Boyd successfully implemented the indirect staffing model, which has achieved an annualized cost savings run rate of $30 million. In addition, the Company expects to realize an incremental $40 million in annualized run rate cost savings by the end of 2026, which is expected to roll out ratably between the beginning of the third quarter and the end of 2026 and will include key initiatives surrounding direct and indirect procurement spending. Continued focus on direct and indirect procurement is expected to result in savings through a more centralized approach to fully leverage Boyd’s scale. The remaining $30 million of the $100 million cost savings target will be realized between 2027 and 2029.

The project is completed according to the estimated timeline

Cost savings initiatives have been appropriately identified

Adequate time and resources are dedicated to achieving cost savings objectives

Initiatives to increase production capacity are successful

Technology is leveraged to optimize mix decisions

Material spend is optimized

Store operating model is optimized to drive leverage as volume scales

Cost savings realized differ from amounts originally anticipated

Timeframe for cost savings differs from original timeline

Initiatives to increase production capacity take longer than expected or are not successful

Anticipated cost savings take longer than expected or are not fully realized

The Company anticipates achieving an 80% annualized run rate on the internalization of scanning and calibration services within the next 1-2 years.

Staffing to service scanning and calibration continues to be available

Necessary equipment is readily available

Vehicles requiring scanning and calibration services increase according to industry and company projections

Demand for services grows more rapidly than anticipated during the timeframe

Necessary equipment is not available in the required timeframe

Vehicles requiring scanning and calibration services increase at a pace that differs from industry and company projections

Vehicle population in certain geographies does not support the investment required to internalize scanning and calibration services

Boyd remains confident in its business model to enhance its industry position by expanding its presence in North America through strategic and accretive acquisitions alongside organic growth from Boyd’s existing operations.

Re-emergence of stability in economic conditions

Stability in employment rates

New and existing customer relationships are expected to provide acceptable levels of revenue opportunities

The Company’s customer and supplier relationships provide it with competitive advantages to increase sales over time

Sales share growth will more than offset systemic changes in the industry and environment

Anticipated operating results would be accretive to overall Company results

Economic conditions deteriorate

Loss of one or more key customers or loss of significant volume from any customer

Decline in the number of insurance claims

Inability of the Company to pass cost increases to customers over time

Increased competition which may prevent achievement of revenue goals

Changes in market conditions and operating environment

Changes in weather conditions

Inability to maintain, replace or grow technician capacity could impact organic growth

Forward-looking Information	Key Assumptions	Most Relevant Risk Factors
Stated objective to gradually increase dividends over time.

Growing profitability of the Company and its subsidiaries

The continued and increasing ability of the Company to generate cash available for dividends

Balance sheet strength and flexibility is maintained and the dividend level is manageable taking into consideration bank covenants, growth requirements and maintaining a dividend level that is supportable over time

BGSI is dependent upon the operating results of the Company

Economic conditions deteriorate

Changes in weather conditions

Decline in the number of insurance claims

Loss of one or more key customers or loss of significant volume from any customer

Changes in government regulation

During 2025, the Company plans to make cash capital expenditures, excluding those related to acquisition and development of new locations, within the range of 1.6% and 1.8% of sales. In addition to these capital expenditures, the Company plans to invest in network technology upgrades to further strengthen our technology and security infrastructure and prepare for advanced technology needs in the future. The investment expected in 2025 is in the range of $10M to $12M, with an investment in 2026 in the range of $2 million to $4 million.

The actual cost for these capital expenditures agrees with the original estimate

The purchase, delivery and installation of the capital items is consistent with the estimated timeline

No other new capital requirements are identified or required during the period

All identified capital requirements are required during the period

Actual expenditures could be above or below 1.6% to 1.8% of sales

The timing of the expenditures could occur on a different timeline

BGSI may identify additional capital expenditure needs that were not originally anticipated

BGSI may identify capital expenditure needs that were originally anticipated; however, are no longer required or required on a different timeline

The integration of Joe Hudson’s is expected to deliver meaningful synergies that will benefit both businesses, including procurement savings, as well as operational efficiency improvements arising from enhanced density. Total synergies are projected to range between $35-$45 million, with approximately 50% anticipated in 2026 and the balance by 2028.

	The acquisition is completed according to the estimated timeline Synergy initiatives have been appropriately identified Adequate time and resources are dedicated to achieving synergy objectives	Synergies realized differ from amounts originally anticipated Timeframe for synergy realization differs from original timeline Anticipated synergies take longer than expected or are not fully realized
New locations that were not in operation for the full comparative period will contribute meaningfully as their sales mature over the next two to three year period.

Re-emergence of stability in economic conditions and employment rates

New and existing customer relationships are expected to provide acceptable levels of revenue opportunities

The Company’s customer and supplier relationships provide it with competitive advantages to increase sales over time

Economic conditions deteriorate

Loss of one or more key customers or loss of significant volume from any customer

Decline in the number of insurance claims

Increased competition which may prevent achievement of revenue goals

Changes in market conditions and operating environment

Inability to maintain, replace or grow technician capacity

We caution that the foregoing table contains what BGSI believes are the material forward-looking statements and is not exhaustive. Therefore, when relying on forward-looking statements, investors and others should refer to the “Risk Factors” section of BGSI’s Annual Information Form, the “Business Risks and Uncertainties” and other sections of our Management’s Discussion and Analysis and our other periodic filings with Canadian securities regulatory authorities. All forward-looking statements presented herein should be considered in conjunction with such filings.

NON-GAAP FINANCIAL MEASURES AND RATIOS

EBITDA AND ADJUSTED EBITDA

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) is not a calculation defined in IFRS Accounting Standards. EBITDA should not be considered an alternative to net earnings in measuring the performance of BGSI, nor should it be used as an exclusive measure of cash flow. BGSI reports EBITDA, Adjusted EBITDA and Adjusted EBITDA margin because they are key measures that management uses to evaluate performance of the business and to reward its employees. EBITDA is also a concept utilized in measuring compliance with debt covenants. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are measures commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. While EBITDA is used to assist in evaluating the operating performance and debt servicing ability of BGSI, investors are cautioned that EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as reported by BGSI may not be comparable in all instances to EBITDA as reported by other companies.

CPA Canada’s Canadian Performance Reporting Board defined Standardized EBITDA to foster comparability of the measure between entities. Standardized EBITDA represents an indication of an entity’s capacity to generate income from operations before taking into account management’s financing decisions and costs of consuming tangible and intangible capital assets, which vary according to their vintage, technological age and management’s estimate of their useful life. Accordingly, Standardized EBITDA comprises sales less operating expenses before finance costs, capital asset amortization and impairment charges, and income taxes. Adjusted EBITDA is calculated to exclude items of an unusual nature that do not reflect normal or ongoing operations of BGSI and which should not be considered in a valuation metric or should not be included in an assessment of the ability to service or incur debt. Included as an adjustment to EBITDA are acquisition and transformational cost initiatives expenses and fair value adjustments to contingent consideration and financial instruments which do not have a cash impact.. These adjustments which do not relate to the current operating performance of the business units but are typically costs incurred to expand operations as well as execute a transformation plan, expected to assist in achieving BGSI’s five-year goal. From time to time BGSI may make other adjustments to its Adjusted EBITDA for items that are not expected to recur.

The following is a reconciliation of BGSI’s net earnings to Standardized EBITDA, Adjusted EBITDA and Adjusted EBITDA margin:

ADJUSTED EBITDA

	Three months ended September 30,		Nine months ended September 30,
(thousands of U.S. dollars)	2025	2024	2025	2024

Net earnings	$10,845	$2,895	$13,630	$22,102

Add:

Finance costs	18,751	18,199	54,606	51,531

Income tax expense	4,057	546	6,618	7,908

Depreciation of property, plant and equipment	22,319	20,289	64,713	54,591

Depreciation of right of use assets	31,998	31,330	95,412	92,087

Amortization of intangible assets	7,056	6,112	20,604	19,495

Standardized EBITDA	$95,026	$79,371	$255,583	$247,714

Add (deduct):

Fair value adjustments	(88)	(801)	(87)	(808)

Acquisition and transformational cost initiatives	3,428	1,558	17,201	4,505

Adjusted EBITDA	$98,366	$80,128	$272,697	$251,411

Sales	$790,210	$752,293	$2,348,940	$2,318,003

Adjusted EBITDA margin (%)	12.4%	10.7%	11.6%	10.8%

ADJUSTED NET EARNINGS

In addition to Standardized EBITDA and Adjusted EBITDA, BGSI believes that certain users of financial statements are interested in understanding net earnings excluding certain fair value adjustments and other items of an unusual or infrequent nature that do not reflect normal or ongoing operations of the Company. This can assist these users in comparing current results to historical results that did not include such items. The following is a reconciliation of BGSI’s net earnings to adjusted net earnings:

(thousands of U.S. dollars, except share and per share amounts)	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024

Net earnings	$10,845	$2,895	$13,630	$22,102

Add (deduct):

Fair value adjustments (non-taxable)	(88)	(801)	(87)	(808)

Acquisition and transformational cost initiatives (net of tax)	2,537	1,153	12,729	3,334

Adjusted net earnings	$13,294	$3,247	$26,272	$24,628

Weighted average number of shares	21,467,917	21,472,587	21,467,770	21,472,357

Adjusted net earnings per share	$0.62	$0.15	$1.22	$1.15

SAME-STORE SALES

Same-store sales is a measure of sales that includes only those locations in operation for the full comparative period. Same-store sales is presented excluding the impact of foreign exchange on the current period. Same-store sales is calculated by applying the prior period exchange rate to the current year sales. The following is a reconciliation of BGSI’s sales to same-store sales:

	Three months ended September 30,		Nine months ended September 30,
(thousands of U.S. dollars)	2025	2024	2025	2024

Sales	$790,210	$752,293	$2,348,940	$2,318,003

Less:

Sales from locations not in the comparative period	(23,172)	(997)	(89,474)	(24,325)

Sales from under-performing facilities closed during the period	—	(1,972)	(632)	(8,616)

Foreign exchange	590	—	5,256	—

Same-store sales (excluding foreign exchange)	$767,628	$749,324	$2,264,090	$2,285,062

Dividends

BGSI declared dividends of C$0.153 per share in the first, second and third quarters of 2025 (2024 - C$0.150).

Dividends to shareholders of BGSI were declared and paid as follows:

(thousands of U.S. dollars) Record date	Payment date	Dividend amount

March 31, 2025	April 28, 2025	$ 2,287

June 30, 2025	July 29, 2025	2,390

September 30, 2025	October 29, 2025	2,375

		$ 7,052

(thousands of U.S. dollars) Record date	Payment date	Dividend amount

March 31, 2024	April 26, 2024	$ 2,379

June 30, 2024	July 29, 2024	2,350

September 30, 2024	October 29, 2024	2,377

		$ 7,106

RESULTS OF OPERATIONS

Results of Operations (thousands of U.S. dollars, except per share amounts)
	Three months ended September 30,			Nine months ended September 30,
	2025	% change	2024	2025	% change	2024

Sales - Total	790,210	5.0	752,293	2,348,940	1.3	2,318,003

Same-store sales - Total (excluding foreign exchange) (1)	767,628	2.4	749,324	2,264,090	(0.9)	2,285,062

Gross margin %	46.3	1.3	45.7	46.4	2.2	45.4

Operating expense %	33.9	(3.1)	35.0	34.8	0.9	34.5

Adjusted EBITDA margin (1) %	12.4	15.9	10.7	11.6	7.4	10.8

Adjusted EBITDA (1)	98,366	22.8	80,128	272,697	8.5	251,411

Acquisition and transformational cost initiatives	3,428	120.0	1,558	17,201	281.8	4,505

Depreciation and amortization	61,373	6.3	57,731	180,729	8.8	166,173

Fair value adjustments	(88)	N/A	(801)	(87)	N/A	(808)

Finance costs	18,751	3.0	18,199	54,606	6.0	51,531

Income tax expense	4,057	643.0	546	6,618	(16.3)	7,908

Adjusted net earnings (1)	13,294	309.4	3,247	26,272	6.7	24,628

Adjusted net earnings per share (1)	0.62	313.3	0.15	1.22	6.1	1.15

Net earnings	10,845	274.6	2,895	13,630	(38.3)	22,102

Basic earnings per share	0.51	292.3	0.13	0.63	(38.8)	1.03

Diluted earnings per share	0.50	284.6	0.13	0.63	(38.8)	1.03

(1) As defined in the non- GAAP financial measures and ratios section of the MD&A.

3rd Quarter Comparison - Three months ended September 30, 2025 vs. 2024

Sales

Sales totaled $790.2 million for the three months ended September 30, 2025, an increase of $37.9 million or 5.0% when compared to the same period of 2024. The increase in sales was the result of the following:

•

Same-store sales[1] excluding foreign exchange increased $18.3 million or 2.4% and decreased by $0.6 million due to the translation of same-store sales at a lower Canadian dollar exchange rate. The third quarter of 2025 recognized the same number of selling and production days when compared to the same period of the prior year. Based on third quarter claims processing platform data, the Company estimates that repairable claims volume was down in the range of 3-5%. This represents a notable improvement from both the second quarter of 2025, which experienced an estimated decline of 6-8%, and the first quarter of 2025, during which repairable claims were down an estimated 9-10%. Boyd also noted a further improvement to key industry metrics throughout the quarter, namely further moderation in insurance premium increases, which are now back in-line with historical levels, as well as a return to growth in used vehicle pricing.

•

$22.2 million of incremental sales were generated from 64 new locations that were not in operation for the full comparative period, which is approximately $0.3 million in sales per new location. These new locations will contribute meaningfully as their sales mature over the next two to three year period.

•	Sales were affected by the closure of under-performing facilities which decreased sales by $2.0 million.

Same-store sales are calculated by including sales for locations and businesses that have been in operation for the full comparative period.

Gross Profit

Gross Profit was $365.9 million or 46.3% of sales for the three months ended September 30, 2025, compared to $343.6 million or 45.7% of sales for the same period of 2024. Gross profit increased $22.4 million primarily as a result of incremental sales attributable to increased same-store sales and location growth. Gross margin percentage increased due to an increase in parts margins and the benefits of internalization of scanning and calibration. Improvements in parts margin are a result of Project 360 initiatives to enhance direct parts procurement to drive cost efficiencies. To date, the Company has not experienced any material impact as a result of tariffs.

Operating Expenses

Operating Expenses for the three months ended September 30, 2025 increased $4.1 million to $267.6 million from $263.4 million for the same period of 2024. Operating expenses for same-stores declined when compared to the same period of the prior year as a result of lower labor costs achieved from changes to the indirect staffing model. Incremental costs from location growth, quarter-to-quarter variation in certain accruals, and costs associated with the continued internalization of scanning calibration more than offset these decreases. Closed locations lowered operating expenses by $1.0 million.

Operating expenses as a percentage of sales were 33.9% for the three months ended September 30, 2025, which compared to 35.0% for the same period of 2024. Operating expenses as a percentage of sales was positively impacted by Project 360, the transformational cost initiative launched during the fourth quarter of 2024. Boyd continued to make solid progress on the Project 360 cost transformation plan during the third quarter, which includes the continued realization of cost savings from the implementation of the indirect staffing model, which has achieved annualized run-rate cost savings of approximately $30 million. The decrease as a percentage of sales was also impacted by the increase in same-store sales levels, which provided improved leveraging of certain operating costs. This improvement was moderated by incremental expense investments, including the internalization of scanning and calibration, as well as location growth. While the internalization of scanning and calibration contributes positively to gross profit and Adjusted EBITDA, it does not contribute incremental sales and therefore increases operating expenses as a percentage of sales. New locations contributed positively to sales but had a higher operating expense ratio of 39.2%.

[1]	As defined in the non-GAAP financial measures and ratios section of the MD&A

Acquisition and Transformational Cost Initiatives

Acquisition and Transformational Cost Initiatives for the three months ended September 30, 2025 were $3.4 million compared to $1.6 million recorded for the same period of 2024. Acquisition costs relate to various acquisitions, including acquisitions from prior periods, as well as other completed or potential acquisitions. Expenses related to the transformational cost initiatives of $1.0 million incurred in the third quarter of 2025 are non-recurring and relate to the execution of a transformation plan expected to assist in achieving BGSI’s five-year goal. No similar transformation costs were incurred during the third quarter of 2024.

Adjusted EBITDA

Earnings before interest, income taxes, depreciation and amortization, adjusted for contingent consideration, as well as fair value adjustments and acquisition and transformational cost initiatives (“Adjusted EBITDA”)2 for the three months ended September 30, 2025 totaled $98.4 million or 12.4% of sales compared to Adjusted EBITDA of $80.1 million or 10.7% of sales in the same period of the prior year. The $18.2 million increase in Adjusted EBITDA is the result of improvements in same-store sales and gross margin, as well the impact of the roll out of Project 360 that resulted in significant cost savings. This includes the continued realization of the indirect staffing model, which has achieved annualized run-rate cost savings of approximately $30 million, as well as direct and indirect procurement savings. Continued focus on direct and indirect procurement is expected to result in savings through a more centralized approach to fully leverage Boyd’s scale to lower costs and improve operations for customers.

Depreciation and Amortization

Depreciation related to property, plant and equipment totaled $22.3 million or 2.8% of sales for the three months ended September 30, 2025, an increase of $2.0 million when compared to the $20.3 million or 2.7% of sales recorded in the same period of the prior year. The increase in depreciation expense was primarily due to growth in locations, growth related to the calibration business as well as the investments in network technology upgrades. Investments in the calibration business pertain primarily to vehicles and calibration technology equipment. While, the internalization of scanning and calibration contributes positively to gross profit and Adjusted EBITDA, it does not contribute incremental sales and therefore increases depreciation as a percentage of sales.

Depreciation related to right of use assets totaled $32.0 million, or 4.0% of sales for the three months ended September 30, 2025, as compared to $31.3 million or 4.2% of sales for the same period of the prior year. The increase in depreciation expense was primarily due to location growth and lease renewals.

Amortization of intangible assets for the three months ended September 30, 2025 totaled $7.1 million or 0.9% of sales, compared to the $6.1 million or 0.8% of sales expensed for the same period of the prior year. The increase is primarily the result of the addition of new intangible assets from acquisitions.

Finance Costs

Finance Costs of $18.8 million or 2.4% of sales for the three months ended September 30, 2025 increased from $18.2 million or 2.4% of sales for the same period of the prior year. The increase in finance costs was due primarily to increased lease liabilities as a result of location growth and lease renewals and the interest on senior unsecured notes. This was partially offset by decreased interest on the revolving credit facility primarily driven by lower principal balances and decreased rates.

[2]	As defined in the non-GAAP financial measures and ratios section of the MD&A.

Income Taxes

Current and Deferred Income Tax Expense of $4.1 million for the three months ended September 30, 2025 compared to $0.5 million for the same period of the prior year. Income tax expense has not been impacted by significant permanent difference in the current period.

On July 4, 2025, President Trump signed into law the One Big Beautiful Bill Act (“OBBBA”). The OBBBA makes permanent key elements of the Tax Cuts and Jobs Act enacted in 2017 that were set to expire at the end of 2025, including 100% bonus depreciation and revisions to the business interest expense limitation. The Company incorporated the 100% bonus depreciation and revisions to business interest expense limitation in the third quarter ending September 30, 2025. Incorporating the new legislation did not have a material impact on the results of operations, but reduced current income tax expense and cash paid for income taxes in the third quarter of 2025.

Net Earnings and Earnings Per Share

Net Earnings for the three months ended September 30, 2025 was $10.8 million or 1.4% of sales compared to net earnings of $2.9 million or 0.4% of sales in the same period of the prior year. The net earnings amount in 2025 was impacted by acquisition and transformational cost initiatives of $2.5 million (net of tax). Adjusted net earnings3 for the third quarter of 2025 was $13.3 million, or 1.7% of sales. This compares to Adjusted net earnings of $3.2 million or 0.4% of sales in the same period of 2024. Net earnings and Adjusted net earnings for the period benefited from higher Adjusted EBITDA. Net earnings and Adjusted net earnings were negatively impacted by increased depreciation expense and increased finance costs. The increase in depreciation expense was primarily due to growth in locations, the investments in network technology upgrades, as well as growth related to the calibration business. The increase in finance costs was due primarily to increased lease liabilities as a result of location growth and lease renewals.

Basic and Diluted Earnings Per Share was $0.51 per share for the three months ended September 30, 2025 compared to $0.13 for the third quarter of 2024. Adjusted net earnings per share was $0.62 compared to $0.15 for the third quarter of 2024.

Year-to-date Comparison - Nine months ended September 30, 2025 vs. 2024

Sales

Sales totaled $2,348.9 million for the nine months ended September 30, 2025 an increase of $30.9 million or 1.3% when compared to the same period of 2024. The increase in sales was the result of the following:

•

$65.1 million of incremental sales were generated from 90 new locations that were not in operation for the full comparative period, which is approximately $0.7 million in sales per new location. These new locations will contribute meaningfully as their sales mature over the next two to three year period.

•

Same-store sales excluding foreign exchange decreased $21.0 million or 0.9%, and decreased a further $5.3 million due to the translation of same-store sales at a lower Canadian dollar exchange rate. The first nine months of 2025 recognized one less selling and production day when compared to the same period of the prior year, which decreased selling and production capacity by approximately 0.5%. While industry headwinds continued to impact same-store sales, the Company has continued to outperform the industry.

•	Sales were affected by the closure of under-performing facilities which decreased sales by $8.0 million.

Same-store sales are calculated by including sales for locations and businesses that have been in operation for the full comparative period.

[3]	As defined in the non-GAAP financial measures and ratios section of the MD&A.

Gross Profit

Gross Profit was $1,090.7 million or 46.4% of sales for the nine months ended September 30, 2025 compared to $1,051.6 million or 45.4% of sales for the same period of 2024. Gross profit increased $39.1 million as a result of incremental sales from location growth and the internalization of scanning and calibration, partially offset by same-store sales declines when compared to the prior period. Gross margin percentage increased due to several factors, including the benefits of internalization of scanning and calibration, increase in parts margin, and improvements in performance based pricing. Improvements to parts margin are a result of Project 360 initiatives to enhance direct parts procurement to drive cost efficiencies. To date, the Company has not experienced any material impact as a result of tariffs.

Operating Expenses

Operating Expenses for the nine months ended September 30, 2025 increased $17.8 million to $818.0 million from $800.2 million for the same period of 2024. The increase in operating expenses was primarily the result of location growth and inflationary increases, quarter-to-quarter variation in certain accruals, and costs associated with the continued internalization of scanning and calibration. Partially offsetting these increases were lower labor costs as a result of changes to the indirect staffing model. Closed locations lowered operating expenses by $2.9 million.

Operating expenses as a percentage of sales were 34.8% for the nine months ended September 30, 2025, which compared to 34.5% for the same period of 2024. Operating expenses as a percentage of sales was positively impacted by the introduction of Project 360, the transformational cost initiative launched during the fourth quarter of 2024. Boyd continued to make solid progress on its Project 360 cost transformation plan during the third quarter. This includes the continued realization of the indirect staffing model, which has achieved annualized run-rate cost savings of approximately $30 million. More than offsetting this positive impact were lower same-store sales causing negative leverage, and an investment in facilities maintenance costs, with spend in the year being elevated due to pent-up demand from deferred work. The Company also experienced incremental costs associated with the internalization of scanning and calibration. While the internalization contributes positively to gross profit and Adjusted EBITDA, it does not contribute incremental sales and therefore increases operating expenses as a percentage of sales. Operating expenses as a percentage of sales was also negatively impacted by new locations, which contributed sales but with a higher operating expense ratio.

Acquisition and Transformational Cost Initiatives

Acquisition and Transformational Cost Initiatives for the nine months ended September 30, 2025 was $17.2 million compared to $4.5 million recorded for the same period of 2024. Acquisition costs relate to various acquisitions, including acquisitions from prior periods, as well as other completed or potential acquisitions. Expenses related to the transformational cost initiatives of $12.8 million incurred in the current year are non-recurring and relate to the execution of a transformation plan expected to assist in achieving BGSI’s five-year goal. No similar transformation costs were incurred during the same period of last year.

Adjusted EBITDA

Earnings before interest, income taxes, depreciation and amortization, adjusted for contingent consideration, as well as fair value adjustments and acquisition and transformational cost initiatives (“Adjusted EBITDA”) for the nine months ended September 30, 2025 totaled $272.7 million or 11.6% of sales compared to Adjusted EBITDA of $251.4 million or 10.8% of sales in the same period of 2024. The $21.3 million increase was primarily driven by increased sales, improvements in gross margin, as well the impact of the roll out of Project 360 that resulted in significant cost savings. This includes the continued realization of the indirect staffing model, which has achieved annualized run-rate cost savings of approximately $30 million.

Depreciation and Amortization

Depreciation related to property, plant and equipment totaled $64.7 million or 2.8% of sales for the nine months ended September 30, 2025, an increase of $10.1 million when compared to the $54.6 million or 2.4% of sales recorded in the same period of 2024. The increase in depreciation expense was primarily due to location growth, growth related to the calibration business as well as the investment in network technology upgrades. Investments in the calibration business pertain primarily to vehicles and calibration technology equipment. While, the internalization of scanning and calibration contributes positively to gross profit and Adjusted EBITDA, it does not contribute incremental sales and therefore increases depreciation as a percentage of sales. Depreciation expense as a percentage of sales has been impacted by same-store sales declines.

Depreciation related to right of use assets totaled $95.4 million, or 4.1% of sales for the nine months ended September 30, 2025, as compared to $92.1 million or 4.0% of sales for the same period of 2024. The increase in depreciation expense was primarily due to location growth. Depreciation expense as a percentage of sales has been impacted by same-store sales declines.

Amortization of intangible assets for the nine months ended September 30, 2025 totaled $20.6 million or 0.9% of sales, an increase of $1.1 million when compared to the $19.5 million or 0.8% of sales expensed for the same period of 2024. The increase is primarily the result of the addition of new intangible assets from acquisitions.

Finance Costs

Finance Costs of $54.6 million or 2.3% of sales for the nine months ended September 30, 2025 increased from $51.5 million or 2.2% of sales for the same period of 2024. The increase in finance costs was primarily due to increased lease liabilities as a result of location growth and lease renewals.

Income Taxes

Current and Deferred Income Tax Expense of $6.6 million for the nine months ended September 30, 2025 compared to an expense of $7.9 million for the same period of 2024. Income tax expense has not been impacted by significant permanent difference in the current period.

On July 4, 2025, President Trump signed into law the One Big Beautiful Bill Act (“OBBBA”). The OBBBA makes permanent key elements of the Tax Cuts and Jobs Act enacted in 2017 that were set to expire at the end of 2025, including 100% bonus depreciation and revisions to the business interest expense limitation. The Company incorporated the 100% bonus depreciation and revisions to business interest expense limitation in the third quarter ending September 30, 2025. Incorporating the new legislation did not have a material impact on the results of operations, but reduced current income tax expense and cash paid for income taxes in the third quarter of 2025.

Net Earnings and Earnings Per Share

Net Earnings for the nine months ended September 30, 2025 was $13.6 million or 0.6% of sales compared to net earnings of $22.1 million or 1.0% of sales in the same period of the prior year. The net earnings amount in 2025 was impacted by acquisition and transformational cost initiatives, net of tax of $12.7 million. Adjusted net earnings4 for the nine months ended September 30, 2025 was $26.3 million, or 1.1% of sales. This compares to Adjusted net earnings of $24.6 million or 1.1% of sales in the same period of 2024. Net earnings and Adjusted net earnings benefited from higher Adjusted EBITDA. . Net earnings and Adjusted net earnings were negatively impacted by increased depreciation expense and increased finance costs. The increase in depreciation expense was primarily due to growth in locations, investments in network technology upgrades, as well as growth related to the calibration business. The increase in finance costs was primarily due to increased lease liabilities as a result of location growth and lease renewals.

[4]	As defined in the non-GAAP financial measures and ratios section of the MD&A.

Basic and Diluted Earnings Per Share was $0.63 per share for the nine months ended September 30, 2025 compared to $1.03 for the same period of 2024. Adjusted net earnings per share was $1.22 compared to $1.15 for the same period of 2024.

Summary of Quarterly Results (in thousands of U.S. dollars, except per share amounts)	2025 Q3	2025 Q2	2025 Q1	2024 Q4	2024 Q3	2024 Q2	2024 Q1	2023 Q4

Sales	$790,210	$780,407	$778,323	$752,339	$752,293	$779,163	$786,547	$740,014

Adjusted EBITDA (1)	$98,366	$93,786	$80,545	$83,408	$80,128	$89,576	$81,707	$94,207

Net earnings (loss)	$10,845	$5,422	$(2,637)	$2,442	$2,895	$10,826	$8,381	$19,066

Basic and diluted earnings (loss) per share	$0.51	$0.25	$(0.12)	$0.11	$0.13	$0.50	$0.39	$0.89

Adjusted net earnings (1)	$13,294	$10,806	$2,172	$6,275	$3,247	$11,937	$9,444	$19,977

Adjusted net earnings per share (1)	$0.62	$0.50	$0.10	$0.29	$0.15	$0.56	$0.44	$0.93

(1) As defined in the non-GAAP financial measures and ratios section of the MD&A.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations, together with cash on hand and undrawn credit on existing facilities are expected to be sufficient to meet operating requirements, capital expenditures and dividends. At September 30, 2025, BGSI had cash, net of outstanding deposits and cheques, held on deposit in bank accounts totaling $64.3 million (December 31, 2024 - $20.0 million). The net working capital ratio (current assets divided by current liabilities) was 0.70:1 at September 30, 2025 (December 31, 2024 – 0.62:1).

At September 30, 2025, BGSI had total debt outstanding, net of cash, of $1,281.9 million compared to $1,231.6 million at December 31, 2024. Debt, net of cash before lease liabilities increased from $487.3 million at December 31, 2024 to $521.0 million at September 30, 2025. Debt, net of cash, before lease liabilities, increased as a result of location growth. During the third quarter of 2025, BGSI successfully closed a private placement offering of C$275 million senior unsecured notes. The net proceeds of this offering were used to repay existing indebtedness. During the nine months ended September 30, 2025, the Company completed sale leaseback transactions for proceeds of $33.2 million compared to $64.9 million at December 31, 2024. The sale leaseback transactions allowed the Company to replenish capital that can be redeployed to further grow the business. During the first quarter of 2025, the Company changed its approach whereby, on a go-forward basis, the development of start-up facilities will primarily be outsourced and upon completion, ownership will transfer directly to a leasing company.

Total debt, net of cash (thousands of U.S. dollars)	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024

Revolving credit facility & swing line (net of financing costs)	$253,764	$387,931	$376,885	$369,333	$389,774

Term Loan A (net of financing costs)	124,920	124,904	124,895	124,882	124,860

Senior unsecured notes	196,512	—	—	—	—

Seller notes (1)	10,174	7,677	9,904	13,068	15,458

Total debt before lease liabilities	$585,370	$520,512	$511,684	$507,283	$530,092

Cash	64,320	14,685	1,286	19,997	43,847

Total debt, net of cash before lease liabilities	$521,050	$505,827	$510,398	$487,286	$486,245

Lease liabilities	760,888	735,645	742,217	744,295	738,895

Total debt, net of cash	$1,281,938	$1,241,472	$1,252,615	$1,231,581	$1,225,140

(1) Seller notes are loans granted to the Company by the sellers of businesses related to the acquisition of those businesses.

Operating Activities

Cash flow generated from operations, before considering working capital changes, was $102.8 million for the three months ended September 30, 2025 compared to $79.3 million in the same period of 2024.

In the third quarter of 2025, changes in working capital items used net cash of $0.2 million compared with using net cash of $9.0 million in the same period of 2024. Changes in accounts receivable, inventory, prepaid expenses, income taxes, accounts payable and accrued liabilities are significantly influenced by timing of collections and expenditures.

Cash flow generated from operations before considering working capital changes, was $254.6 million for the nine months ended September 30, 2025 compared to $243.6 million for the same period in 2024.

For the nine months ended September 30, 2025, changes in working capital items provided net cash of $18.6 million compared with using $11.3 million in the same period of 2024. Changes in accounts receivable, inventory, prepaid expenses, income taxes, accounts payable and accrued liabilities are significantly influenced by timing of collections and expenditures.

Financing Activities

Cash provided by financing activities totaled $7.6 million for the three months ended September 30, 2025 compared to cash used in financing activities of $15.0 million during the same period of the prior year. During the third quarter of 2025, cash was provided by draws of the revolving credit facility and swing line in the amount of $123.7 million as well as the proceeds from issuance of senior unsecured notes in the amount of $198.8 million, offset by cash used to repay draws as well as long-term debt associated with seller notes in the amount of $259.3 million and to fund interest costs on long-term debt of $7.7 million. Cash used by financing activities included $29.3 million in repayments of lease liabilities and cash used to fund interest costs on lease liabilities of $11.2 million. Cash was also used to pay dividends of $2.4 million and financing costs associated with senior unsecured notes of $5.0 million. During the third quarter of 2024, cash was provided by draws of the revolving credit facility and swing line, primarily to fund acquisition and new location growth activity, in the amount of $91.2 million, offset by cash used to repay draws as well as long-term debt associated with seller notes in the amount of $58.4 million and cash used to fund interest costs on long-term debt of $7.8 million. Cash used by financing activities included $27.1 million used to repay lease liabilities and cash used to fund interest costs on lease liabilities of $10.5 million. Cash was also used to pay dividends totaling $2.3 million.

Cash used in financing activities totaled $77.7 million for the nine months ended September 30, 2025 compared to cash used by financing activities of $34.9 million for the same period of 2024. During the nine months ended September 30, 2025, cash was provided by draws of the revolving credit facility and swing line in the amount of $302.1 million as well as the proceeds from issuance of senior unsecured notes in the amount of $198.8 million, offset by cash used to repay draws as well as long-term debt associated with seller notes in the amount of $424.6 million and to fund interest costs on long-term debt of $21.8 million. Cash used by financing activities included $87.0 million in repayments of lease liabilities and cash used to fund interest costs on lease liabilities of $33.2 million. Cash was also used to pay dividends of $7.0 million and financing costs associated with senior unsecured notes of $5.0 million. During the nine months ended September 30, 2024, cash was provided by draws of the revolving credit facility in the amount of $300.2 million offset by cash used to repay draws as well as long-term debt associated with seller notes in the amount of $194.6 million and to fund interest costs on long-term debt of $21.6 million. Cash used by financing activities included $80.8 million used to repay lease liabilities and cash used to fund interest costs on lease liabilities of $30.2 million. Cash was also used to pay dividends totaling $7.1 million and financing costs of $0.8 million were incurred to complete the fourth amended and restated credit agreement.

Debt Financing

On August 20, 2025, the Company entered into a fifth amended and restated credit agreement to extend the revolving credit facilities in the aggregate amount of $575 million with an accordion feature which can increase the facilities to a maximum of $875 million. The Facilities are accompanied by a fixed-rate Term Loan A maturing in March 2027, in the amount of $125 million at an interest rate of 3.455%. The Facilities are with a syndicate of Canadian and U.S. banks and are secured by the shares and assets of the Company as well as guarantees by BGSI and subsidiaries, while the Term Loan A is with one of the syndicated banks. The interest rate for draws on the Facilities are based on a pricing grid of the Company’s ratio of total funded debt to EBITDA as determined under the credit agreement. The Company can draw on the Facilities in either the U.S. or in Canada, in either U.S. or Canadian dollars. The Company can make draws in tranches as required. Tranches bear interest only and are not repayable until the maturity date but can be voluntarily repaid at any time. The Company has the ability to choose the base interest rate between Prime, Canadian Overnight Repo Rate Average (“CORRA”), U.S. Prime or Secured Overnight Financing Rate (“SOFR”) at the Company’s election. The total syndicated Facilities include a swing line up to a maximum of $10.0 million for the Canadian borrower and $30.0 million for the U.S. borrower. As at September 30, 2025, the Company has drawn $255.0 million U.S. (December 31, 2024 - $370.0 million U.S.) and the Canadian borrower had drawn $nil (December 31, 2024 - $nil) on the Facilities, $125.0 million (December 31, 2024 - $125.0 million) on the Term Loan A, and $nil (December 31, 2024 - $nil) on the swing line.

The Company is subject to certain financial covenants which must be maintained to avoid acceleration of the termination of the credit agreement. The financial covenants require BGSI to maintain a senior funded debt to EBITDA ratio of no greater than 3.50 and an interest coverage ratio of not less than 2.75. For four quarters following a material acquisition, the senior funded debt to EBITDA ratio may be increased to less than 4.00. For purposes of covenant calculations, property lease payments are deducted from EBITDA, and EBITDA is further adjusted to reflect pro-forma annualized acquisition results.

The Company supplements its debt financing by negotiating with sellers in certain acquisitions to provide financing to the Company in the form of term notes. The notes payable to sellers are typically at favorable interest rates and for terms of one to 15 years. This source of financing is another means of supporting BGSI’s growth, at a relatively low cost. During the nine months ended September 30, 2025, entered into two new seller notes for an aggregate amount of $4.6 million (14 seller notes at December 31, 2024 for an aggregate amount of $3.5 million).

On September 4, 2025, the Company announced the completion of the private placement offering of C$275 million principal amount of senior unsecured notes (the “Notes”) due 2033. The Notes bear interest at an annual rate of 5.75% payable semi-annually in arrears on March 4 and September 4, commencing on March 4, 2026. The net proceeds of the offering was used to repay the Company’s existing indebtedness.

At any time prior to September 4, 2028, Boyd, may on any one or more occasions, redeem (a) up to 40% of the aggregate principal amount of the Notes issued, under certain conditions, at a redemption price equal to 105.75% of the principal or; (b) all or any part of the Notes, at a redemption price equal to 100% of the aggregate principal amount plus an applicable premium.

At any time on or after September 4, 2028, Boyd may redeem all or part of the Notes at a redemption price, expressed as percentages of principal amount equal to 102.875% in 2028, 101.438% in 2029 and 100% in 2030 and thereafter.

On September 4, 2025, the optional redemption right was recognized as an embedded derivative asset with a fair value of $3.2 million. A fair market value gain of $87.9 thousand was recognized in the statement of earnings during the period ended September 30, 2025.

During the third quarter of 2025, the Company entered into a cross-currency swap to hedge cash flow variability from foreign currency. The swap exchanges CAD interest and principal payments for USD equivalents. On the effective date of September 4, 2025, C$275 million was swapped for $199 million, maturing on September 4, 2033. The fair value of the swap was an asset of $1.1 million (2024 - $nil), calculated using discounted cash flows for each currency leg.

Shareholders’ Capital

During the first quarter of 2021, the Company instituted a stock option plan for senior management, which was approved by shareholders on May 12, 2021. The Company’s stock option plan allows for the granting of options up to an amount of 250,000 Common shares under this plan. Each tranche of the options vests equally over two, three, four and five year periods. The term of an option shall be determined and approved by the People, Culture and Compensation Committee; provided that the term shall be no longer than ten years from the grant date.

The information on the outstanding options is as follows:

	Three months ended September 30,
	2025		2024
	Number	Weighted average exercise price (C$)	Number	Weighted average exercise price (C$)
Balance at the beginning of period	88,596	$217.71	70,165	$219.37
Granted during the period	—	—	1,177	230.49
Forfeited during the period	(1,800)	227.16	(1,710)	217.11
Expired during the period	(197)	216.47	—	—
Exercised during the period	(214)	172.95	(234)	198.47
Balance at the end of period	86,385	$217.63	69,398	$219.68
Exercisable at the end of the period	18,842	$198.40	8,466	$195.57

	Nine months ended September 30,
	2025		2024
	Number	Weighted average exercise price (C$)	Number	Weighted average exercise price (C$)
Balance at the beginning of period	67,762	$219.84	54,559	$198.78
Granted during the period	29,380	211.27	18,269	282.26
Forfeited during the period	(9,480)	217.24	(3,014)	222.35
Expired during the period	(197)	216.47	—	—
Exercised during the period	(1,080)	187.17	(416)	207.54
Balance at the end of period	86,385	$217.63	69,398	$219.68
Exercisable at the end of the period	18,842	$198.40	8,466	$195.57

The weighted average grant date fair value of stock options granted during the nine months ended September 30, 2025 was $69.51 per option (2024 - $97.75). The fair value of each option granted was determined using a Black-Scholes option pricing model. The option valuation was based on the following assumptions:

	2025	2024

Risk-free interest rate	2.84%	3.61%

Expected life (years)	5.5	5.5

Expected stock price volatility	30.73%	30.68%
Expected dividend yield	0.259%	0.193%

During the first quarter of 2025, Boyd cancelled 5,784 shares pursuant to the Plan of Arrangement involving the conversion of Boyd Group Income Fund to Boyd Group Services Inc., which was effective January 1, 2020. Any shares that were not deposited by December 31, 2024 ceased to represent a right or claim of any kind or nature and have been cancelled.

During the period, the Company made a prospective change to its share-based compensation plan. The Restricted Share Units (RSU) and Performance Share Units (PSU) plan will now be either cash-settled, share-settled or combination of both, at the

Company’s discretion. The share-based payment plan was approved by the shareholders on May 14, 2025. The 2025 plan will be accounted for as an equity-settled share-based payment.

Under the equity-settled plan, shares awarded to employees in terms of the RSUs and PSUs are measured at the fair market value at grant date using, where applicable, an appropriate valuation model. The cost is recognized in compensation expenses with a corresponding increase in equity over the period in which the service and, where applicable, the performance conditions are fulfilled.

Investing Activities

Cash used in investing activities totaled $60.1 million and $151.5 million for the three months ended September 30, 2025 and for the nine months ended September 30, 2025, respectively. This compares to cash used in investing activities of $27.2 million and $175.8 million used in the same periods of the prior year, respectively. During the three and nine months ended September 30, 2025, the Company completed sale leaseback transactions for proceeds of $24.0 and $33.2 million, respectively. This compares to a proceeds of $39.1 million for the three and nine months ended September 30, 2024. The remainder of the investing activity in both periods related primarily to new location growth as well as the development of businesses which consisted primarily of property, plant and equipment additions.

Acquisitions and Development of Businesses

The Company completed and opened the following number of collision repair acquisitions and start-up locations during the periods listed:

	Number of locations added through acquisition	Number of start-ups	Total
January 1, 2025 to September 30, 2025	24	17	41
October 1, 2025 to November 11, 2025	6	2	8
Total	30	19	49

During the nine months ended September 30, 2025, the Company acquired a single location glass business in California and a single location glass business in Pennsylvania.

Included above is a multi-location acquisition based in Virginia which closed in early August 2025. Boyd will continue to be a strategic buyer of complementary scaled MSO acquisitions at the right economics. In addition to our established single shop pipeline, we have seen an increase in acquisition opportunities in the small regional MSO space in 2025.

The Company added 34 locations through acquisition and seven start-up locations, for a total of 41 new locations from the beginning of 2024 until the third quarter reporting date of November 4, 2024.

Included as part of cash used for acquisition and development of business were costs related to the acquisition of businesses, as well as the development of businesses which consisted primarily of property, plant and equipment additions to bring new locations up to the Company’s standard of quality and also includes development of brownfield and greenfield start-up locations that have not yet opened. During the period the Company also invested in the growth of its scanning and calibration services. Expenditures in this area on vehicles and scanning and calibration technology equipment are expected to continue into the future as the Company grows its internalization of this work from 72% during the third quarter to an 80% annual run rate in the near term.

Start-ups

Start-up collision repair facilities include brownfield locations, which are existing buildings converted to Boyd’s use. In some cases this would include opening in a building that was previously a collision repair facility. The Company will also develop greenfield locations which consist of Boyd’s prototype building from the ground up. In both cases, Boyd ensures the location is favorable and zoned appropriately to be able to operate upon completion of development. Depending on a variety of factors including zoning, permitting, supply chain and availability of trades, the development of a start-up facility can take between 10 and 24 months, with greenfields generally taking longer than brownfields. During the first quarter of 2025, the Company changed its approach whereby, on a go-forward basis, the development of start-up facilities will primarily be outsourced and upon completion, ownership will transfer directly to a leasing company.

The Company believes that start-up facilities offer a number of advantages and as a result plans to continue increasing the proportion of growth using this approach. This approach provides another option to grow in geographies that are new and growing and also allows Boyd to design and develop a facility that has a preferred footprint and flow. Being able to accommodate Boyd’s future needs in terms of glass and calibration services is another benefit. These facilities are also attractive from a customer and employee perspective. Having the capability to grow through start-ups at a higher pace gives the Company optionality to invest in a way that continues to provide accretive returns when multi-shop or single location acquisition opportunities are not ideal. While the pipeline continues to grow, the Company currently has following start-up facilities in development and scheduled to open over the next twelve months:

Number of start-up locations currently in development
October 1, 2025 to December 31, 2025	13
January 1, 2026 to March 31, 2026	5
April 1, 2026 to June 30, 2026	7
July 1, 2026 to September 30, 2026	6
Total	31

Start-up facilities, whether brownfield or greenfield, have a longer ramp-up period when compared to the Company’s historical single shop acquisitions. It generally takes longer for sales to build up to steady state levels in start-up locations. Whereas with single store acquisitions, it takes on average between 12-24 months to add the necessary employees and DRP relationships to drive sales to projected levels, for start-ups it can take between 24-36 months from the time of store opening. During these ramp up periods, leveraging of fixed costs is limited, which impacts the operating expense ratio and supplementing production staff wages may be required, which impacts gross margin. For start-up locations, pre-opening costs such as utilities, core staff, property taxes and shop supplies are incurred without sales revenue to offset these costs. This pattern of extended ramp up would typically result in losses for the months leading up to the opening and continue at decreasing levels as the revenue increases. Performance of newly developed locations will vary, but the long-term value creation of developing start-up sites are very attractive. Based on Boyd’s history, newly developed locations would reach maturity by the end of their third year.

Capital Expenditures

Although most of Boyd’s repair facilities are leased, funds are required to ensure facilities are properly repaired and maintained to ensure the Company’s physical appearance communicates Boyd’s standard of professional service and quality. The Company’s need to maintain its facilities and upgrade or replace equipment to meet increased complexity of newer vehicles, signage, computers, software and vehicles forms part of the annual cash requirements of the business. The Company manages these expenditures by annually reviewing and determining its capital budget needs and then authorizing major expenditures throughout the year based upon individual business cases. Excluding expenditures related to network technology upgrades and acquisition and development, the Company spent approximately $16.2 million or 2.0% of sales on capital expenditures during the third quarter of 2025. The Company spent $20.5 million or 2.7% of sales on capital expenditures excluding expenditures related to acquisition and development during the same period of 2024. Excluding expenditures related to network technology upgrades and acquisition and development, the Company spent approximately

$38.7 million or 1.6% of sales on capital expenditures during the nine months ended September 30, 2025. The Company spent $52.1 million or 2.2% of sales on capital expenditures excluding expenditures related to acquisition and development during the same period of 2024.

During 2025, the Company plans to make cash capital expenditures, excluding those related to network technology upgrades and acquisition and development of new locations, within the range of 1.6% and 1.8% of sales. In addition to these capital expenditures, the Company plans to invest in network technology upgrades to further strengthen our technology and security infrastructure and prepare for advanced technology needs in the future. During the nine months ended September 30, 2025, the company spent $9.0 million on network technology upgrades. The investment expected in 2025 is in the range of $10 million to $12 million, with an investment in 2026 in the range of $2 million to $4 million. This investment aligns with Boyd’s ESG sustainability roadmap to further strengthen data privacy and cyber security.

LEGAL PROCEEDINGS

Neither BGSI, nor any of its subsidiaries are involved in any legal proceedings which are material in any respect.

RELATED PARTY TRANSACTIONS

Boyd has not entered into any new related party transactions beyond the items disclosed in the 2024 annual report.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements that present fairly the financial position, financial condition and results of operations requires that BGSI make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the balance sheet date and reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates.

The critical accounting estimates are substantially unchanged from those identified in the 2024 annual MD&A.

INTERNAL CONTROL OVER FINANCIAL REPORTING

BGSI’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. During the third quarter of 2025, there have been no changes in BGSI’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, BGSI’s internal control over financial reporting.

BUSINESS RISKS AND UNCERTAINTIES

Risks and uncertainties affecting the business remain substantially unchanged from those identified in the 2024 annual MD&A, except as follows:

U.S. Public Company Costs

As a public company in the U.S., the Company will incur additional legal, accounting, NYSE-related, reporting and other expenses that were not incurred as a public company in Canada. The additional demands associated with being a U.S. public company may disrupt regular operations of the Company’s business by diverting the attention of some of the Company’s senior management team away from revenue-producing activities to additional management and administrative oversight, adversely affecting the Company’s ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing the Company’s business. Any of these effects could harm the Company’s business, results of operations and financial condition.

If the Company’s efforts to comply with new U.S. laws, regulations and standards differ from the activities intended by regulatory or governing bodies, such regulatory bodies or third parties may initiate legal proceedings against the Company and Boyd’s business may be adversely affected. As a public company in the U.S., it is more expensive for the Company to obtain or retain director and officer liability insurance, and the Company will be required to accept reduced coverage or incur substantially higher costs to continue the Company’s coverage. These factors could also make it more difficult for the Company to attract and retain qualified directors.

The U.S. Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), requires that the Company maintain effective disclosure controls and procedures and internal control over financial reporting. In the event that the Company is not able to demonstrate compliance with the Sarbanes-Oxley Act, that the Company’s internal control over financial reporting is perceived as inadequate, or that the Company is unable to produce timely or accurate financial statements, investors may lose confidence in the Company’s operating results and the price of the Company’s common shares may decline. In addition, if the Company is unable to continue to meet these requirements, the Company may not be able to remain listed on the NYSE.

Foreign Private Issuer Status

Boyd is a “foreign private issuer” as such term is defined in Rule 405 under the United States Securities Act of 1933, as amended, and are permitted, under a multijurisdictional disclosure system adopted by the U.S. and Canada, to prepare the

Company’s disclosure documents filed under the Securities Exchange Act of 1934 (the “Exchange Act”), in accordance with Canadian disclosure requirements. Under the Exchange Act, the Company is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although it is required to file or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, as compared to U.S. domestic reporting companies, the Company’s shareholders may not know on as timely a basis when its officers, directors and principal shareholders purchase or sell shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, the Company is exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. The Company is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Company expects to comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive in every case the same information at the same time as such information is provided by U.S. domestic companies.

In addition, as a foreign private issuer, the Company generally has the option to follow certain Canadian corporate governance practices, provided that the Company discloses the requirements it is not following and describe the Canadian practices it follows instead. As a result, the Company’s shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all U.S. corporate governance requirements.

The Company may cease to qualify as a foreign private issuer if a majority of its common shares are held in the United States and it fails to meet the additional requirements necessary to avoid loss of foreign private issuer status. If the Company ceases to qualify, it will be subject to the same reporting requirements and corporate governance requirements as a U.S. domestic issuer, which may increase the Company’s costs of being a public company in the U.S.

ADDITIONAL INFORMATION

BGSI’s shares trade on the Toronto Stock Exchange and New York Stock Exchange under the symbols TSX: BYD.TO and NYSE: BGSI, respectively. Additional information relating to the BGSI is available on SEDAR+ (www.sedarplus.com), EDGAR (www.sec.gov) and the Company website (www.boydgroup.com).

BOYD GROUP SERVICES INC.

Interim Condensed Consolidated Financial Statements

Three and Nine Months Ended September 30, 2025

 BOYD GROUP SERVICES INC.

 INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited)

 (thousands of U.S. dollars)

		September 30,	December 31,
		2025	2024
	Note
Assets
Current assets:
Cash		$64,320	$19,997
Accounts receivable		134,924	120,616
Income taxes recoverable		11,395	12,307
Inventory	4	64,130	73,134
Prepaid expenses		51,024	44,663
		325,793	270,717
Property, plant and equipment	5	568,662	529,673
Right of use assets	6	675,708	668,101
Derivative financial instruments	14	4,343	—
Deferred income tax asset		3,514	2,840
Intangible assets	7	345,361	336,943
Goodwill	8	673,566	643,864
Other long-term assets	9	12,211	12,051
		$2,609,158	$2,464,189
Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities		$337,019	$306,942
Dividends payable	10	2,359	2,283
Current portion of long-term debt	11	8,567	8,994
Current portion of lease liabilities	13	120,807	116,849
		468,752	435,068
Long-term debt	11	380,291	498,289
Senior unsecured notes	12	196,512	—
Lease liabilities	13	640,081	627,446
Deferred income tax liability		71,780	68,559
Unearned rebates		3,503	3,964
		1,760,919	1,633,326
Equity
Accumulated other comprehensive earnings		52,759	44,792
Retained earnings		187,135	180,557
Shareholders’ capital		599,885	600,047
Contributed surplus		8,460	5,467
		848,239	830,863
		$2,609,158	$2,464,189
The accompanying notes are an integral part of these interim condensed consolidated financial statements

Approved by the Board:

BRIAN KANER Director	DAVID BROWN Director

 BOYD GROUP SERVICES INC.

 INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Unaudited)

 (thousands of U.S. dollars, except share amounts)

		Shareholders’ Capital			Accumulated Other Comprehensive Earnings
		Shares	Amount	Contributed Surplus	Cash Flow Hedge Reserve	Cumulative Translation Adjustment	Retained Earnings	Total Equity
	Note

Balances - January 1, 2024		21,472,194	$600,047	$4,539		$58,313	$165,427	$828,326

Other comprehensive loss						(13,521)		(13,521)

Net earnings							24,544	24,544

Comprehensive (loss) earnings						(13,521)	24,544	11,023

Shares issued through exercise of stock options		531		79				79

Stock option accretion				849				849

Dividends to shareholders	10						(9,414)	(9,414)

Balances - December 31, 2024		21,472,725	$600,047	$5,467		$44,792	$180,557	$830,863

Other comprehensive income					1,073	6,894		7,967

Net earnings							13,630	13,630

Comprehensive earnings						6,894	13,630	20,524

Shares issued through exercise of stock options	18	1,080		142				142

Stock option accretion				665				665

Cancellation of shares	17	(5,784)	(162)	162				—

Equity-settled share-based payment				2,024				2,024

Dividends to shareholders	10						(7,052)	(7,052)

Balances - September 30, 2025		21,468,021	$599,885	$8,460	$1,073	$51,686	$187,135	$848,239

Balances - January 1, 2024		21,472,194	$600,047	$4,539		$58,313	$165,427	$828,326

Other comprehensive loss						(3,325)		(3,325)

Net earnings							22,102	22,102

Comprehensive (loss) earnings						(3,325)	22,102	18,777

Shares issued through exercise of stock options		416		63				63

Stock option accretion				646				646

Dividends to shareholders	10						(7,106)	(7,106)

Balances - September 30, 2024		21,472,610	$600,047	$5,248	$—	$54,988	$180,423	$840,706

 The accompanying notes are an integral part of these interim condensed consolidated financial statements

 BOYD GROUP SERVICES INC.

 INTERIM CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS (Unaudited)

 (thousands of U.S. dollars, except share and per share amounts)

		Three months ended September 30,		Nine months ended September 30,
		2025	2024	2025	2024
	Note

Sales	16	$790,210	$752,293	$2,348,940	$2,318,003

Cost of sales		424,262	408,719	1,258,260	1,266,404

Gross profit		365,948	343,574	1,090,680	1,051,599

Operating expenses		267,582	263,446	817,983	800,188

Acquisition and transformational cost initiatives		3,428	1,558	17,201	4,505

Depreciation of property, plant and equipment	5	22,319	20,289	64,713	54,591

Depreciation of right of use assets	6	31,998	31,330	95,412	92,087

Amortization of intangible assets	7	7,056	6,112	20,604	19,495

Fair value adjustments		(88)	(801)	(87)	(808)

Finance costs		18,751	18,199	54,606	51,531

		351,046	340,133	1,070,432	1,021,589

Earnings before income taxes		14,902	3,441	20,248	30,010

Income tax expense (recovery)

Current		(6,658)	(1,189)	3,976	3,783

Deferred		10,715	1,735	2,642	4,125

		4,057	546	6,618	7,908

Net earnings		$10,845	$2,895	$13,630	$22,102

The accompanying notes are an integral part of these interim condensed consolidated financial statements

Basic earnings per share	17	$0.51	$0.13	$0.63	$1.03

Diluted earnings per share	17	$0.50	$0.13	$0.63	$1.03

Basic weighted average number of shares outstanding	17	21,467,917	21,472,587	21,467,770	21,472,357

Diluted weighted average number of shares outstanding	17	21,504,898	21,475,994	21,504,848	21,478,294

 BOYD GROUP SERVICES INC.

 INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS (Unaudited)

 (thousands of U.S. dollars)

		Three months ended September 30,		Nine months ended \September 30,
		2025	2024	2025	2024
Net earnings		$10,845	$2,895	$13,630	$22,102

Other comprehensive earnings

Items that may be reclassified subsequently to Interim Condensed Consolidated Statements of Earnings
Change in unrealized earnings (loss) on foreign currency translation		(1,558)	2,246	6,894	(3,325)
Fair value changes on cash flow hedge	14	1,073	—	1,073	—
Other comprehensive earnings (loss)		(485)	2,246	7,967	(3,325)

Comprehensive earnings		$10,360	$5,141	$21,597	$18,777

The accompanying notes are an integral part of these interim condensed consolidated financial statements

 BOYD GROUP SERVICES INC.

 INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

 (thousands of U.S. dollars)

		Three months ended September 30,		Nine months ended September 30,
		2025	2024	2025	2024
	Note

Cash flows from operating activities

Net earnings		$10,845	$2,895	$13,630	$22,102

Adjustments for

Fair value adjustments		(88)	(801)	(87)	(808)

Deferred income taxes		10,715	1,735	2,642	4,125

Finance costs		18,751	18,199	54,606	51,531

Amortization of intangible assets	7	7,056	6,112	20,604	19,495

Depreciation of property, plant and equipment	5	22,319	20,289	64,713	54,591

Depreciation of right of use assets	6	31,998	31,330	95,412	92,087

Equity settled share-based payment		954	241	2,831	709

Other		203	(723)	204	(280)

		102,753	79,277	254,555	243,552

Changes in non-cash working capital items	19	(240)	(8,979)	18,551	(11,285)

		102,513	70,298	273,106	232,267

Cash flows from (used in) financing activities

Increase in obligations under long-term debt	11	123,707	91,190	302,084	300,190

Proceeds on issuance of senior unsecured notes	12	198,797	—	198,797	—

Repayment of long-term debt, principal	11	(259,326)	(58,362)	(424,594)	(194,595)

Repayment of obligations under property leases, principal		(27,892)	(25,916)	(82,784)	(76,983)

Repayment of obligations under vehicle and equipment leases, principal		(1,415)	(1,226)	(4,230)	(3,793)

Interest on long-term debt	11	(7,681)	(7,836)	(21,783)	(21,551)

Interest on property leases		(10,986)	(10,297)	(32,541)	(29,440)

Interest on vehicle and equipment leases		(201)	(227)	(663)	(775)

Dividends paid		(2,399)	(2,349)	(7,018)	(7,104)

Payment of financing costs		(5,016)	—	(5,016)	(829)

		7,588	(15,023)	(77,748)	(34,880)

Cash flows used in investing activities

Proceeds on sale of equipment and software	5	182	105	830	481

Proceeds on sale / leaseback agreements	5	24,024	39,051	33,181	39,051

Equipment purchases and facility improvements		(15,117)	(20,501)	(40,882)	(59,975)

Acquisition and development of businesses (net of cash acquired)		(65,449)	(43,342)	(137,599)	(152,370)

Software purchases and licensing	7	(3,720)	(2,449)	(6,852)	(2,671)

Increase in other long-term assets		(67)	(32)	(147)	(312)

		(60,147)	(27,168)	(151,469)	(175,796)

Effect of foreign exchange rate changes on cash		(319)	210	434	(255)

Net increase in cash position		49,635	28,317	44,323	21,336

Cash beginning of period		14,685	15,530	19,997	22,511

Cash, end of period		$64,320	$43,847	$64,320	$43,847

Income taxes paid		$463	$1,451	$3,018	$10,684

Interest paid		$18,393	$17,636	$54,574	$50,274

The accompanying notes are an integral part of these interim condensed consolidated financial statements

BOYD GROUP SERVICES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

For the three and nine months ended September 30, 2025 and 2024

(thousands of U.S. dollars, except share and per share amounts)

1.	GENERAL INFORMATION

Boyd Group Services Inc. (“BGSI” or the “Company”) is a Canadian corporation and controls The Boyd Group Inc. and its subsidiaries.

The Company’s business consists of the ownership and operation of autobody/autoglass repair facilities and related services. At the reporting date, the Company operated locations in Canada under the trade names Boyd Autobody & Glass and Assured Automotive, as well as in the U.S. under the trade name Gerber Collision & Glass. The Company is also a major retail auto glass operator in the U.S. under the trade names Gerber Collision & Glass, Glass America, Auto Glass Service, Auto Glass Authority and Autoglassonly.com. In addition, the Company operates Gerber National Claim Services (“GNCS”), that offers glass, emergency roadside and first notice of loss services. The Company also operates Mobile Auto Solutions (“MAS”) that offers mobile calibration and diagnostic services.

The shares of the Company are listed on the Toronto Stock Exchange and trade under the symbol “BYD.TO”. The head office and principal address of the Company are located at 1745 Ellice Avenue, Unit C1, Winnipeg, Manitoba, Canada, R3H 1A6.

The policies applied in these interim condensed consolidated financial statements are based on IFRS issued and effective as of November 11, 2025, the date the Board of Directors approved the statements.

2.	BASIS OF PRESENTATION

These interim condensed consolidated financial statements for the three and nine months ended September 30, 2025 have been prepared in accordance with IAS 34, Interim financial reporting using the same accounting policies and methods of computation followed in the consolidated financial statements for the year ended December 31, 2024, except as detailed below. The interim condensed consolidated financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2024, which have been prepared in accordance with IFRS. These interim condensed consolidated financial statements are presented in U.S. dollars (“USD”).

During the period, the Company made a prospective change to its share-based compensation plan. The Restricted Share Units (“RSU”) and Performance Share Units (“PSU”) plans will now be either cash-settled, share-settled or combination of both, at the Company’s discretion. The share-based payment plan was approved by the shareholders on May 14, 2025. The 2025 plan will be accounted for as an equity-settled share-based payment plan.

Under the equity-settled share-based payment plan, shares awarded to employees in terms of the RSUs and PSUs are measured at the fair market value at grant date, where applicable, when vesting is dependant on market performance, using an appropriate valuation model. The cost is recognized as compensation expenses with a corresponding increase in equity over the period in which the service and, where applicable, the performance conditions are fulfilled.

During the third quarter of 2025, Boyd entered into a cross-currency swap to hedge the currency risk exposure on foreign exchange fluctuations arising from its financing activities. The Company employs derivative financial instruments, such as cross-currency swaps, to manage exposure to foreign currency risks. These derivatives are initially recognized at fair value and subsequently remeasured at each

BOYD GROUP SERVICES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

For the three and nine months ended September 30, 2025 and 2024

(thousands of U.S. dollars, except share and per share amounts)

reporting date. The accounting treatment of gains and losses depends on whether the derivative is designated as a hedging instrument and the nature of the hedged item.

Where hedge accounting is applied, the Company documented the criteria at the inception of the hedge and will be updated at each reporting date. The documentation includes the formal designation of cash flow hedge and the relationship between the hedged item and hedging instrument, assessment of the effectiveness of the hedge at inception and on an ongoing basis, as well as the risk management objective and strategy for undertaking the hedge. For cash flow hedges of highly probable future cash flows attributable to recognized liabilities, the effective portion of changes in the fair value of the hedging instrument is recognized in other comprehensive income and accumulated in the cash flow hedge reserve. Any ineffective portion is recognized immediately in profit or loss. When the hedge ends or no longer qualifies for hedge accounting, cumulative gains or losses in equity remain until the hedged item impacts profit or loss, or are transferred to the carrying amount of a non-financial asset or liability when recognized.

BOYD GROUP SERVICES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

For the three and nine months ended September 30, 2025 and 2024

(thousands of U.S. dollars, except share and per share amounts)

3.	ACQUISITIONS

The Company completed 15 acquisitions that added 24 locations during the nine months ended September 30, 2025. During the first quarter of 2025, the Company acquired a single location glass business in California and a single location glass business in Pennsylvania.

BGSI has accounted for the 2025 acquisitions using the acquisition method as follows:

Acquisitions in 2025	Total acquisitions

Identifiable net assets acquired at fair value:
Other current assets	$593

Property, plant and equipment	19,620

Right of use assets	14,684

Identified intangible assets

Customer relationships	19,118

Non-compete agreements	1,032

Brand name	280

Liabilities assumed

Lease liabilities	(14,684)

Identifiable net assets acquired	$40,643

Goodwill	26,711

Total purchase consideration	$67,354

Consideration provided

Cash paid or payable	$62,737

Seller notes	4,617

Total consideration provided	$67,354

The preliminary purchase price allocations for the 2025 acquisitions may be revised as additional information becomes available. Further adjustments may be recorded in future periods as purchase price adjustments are finalized.

A significant part of the goodwill recorded on the acquisitions can be attributed to the assembled workforce and the operating know-how of key personnel. However, no intangible assets qualified for separate recognition in this respect.

Goodwill recognized during 2025 is expected to be deductible for tax purposes.

On the statement of cash flows, included as part of cash used for acquisition and development of business were costs related to the acquisition of businesses, as well as the development of businesses which consisted

BOYD GROUP SERVICES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

For the three and nine months ended September 30, 2025 and 2024

(thousands of U.S. dollars, except share and per share amounts)

primarily of property, plant and equipment additions as well as development of brownfield and greenfield start-up locations that have not yet opened. Also included are investments in the growth of internalization of scanning and calibration services.

4. INVENTORY
As at	September 30, 2025	December 31, 2024

Paint and materials	$26,787	$26,667

Work in process	37,343	46,467

Balance, end of period	$64,130	$73,134

5. PROPERTY, PLANT AND EQUIPMENT
As at	September 30, 2025	December 31, 2024

Balance, beginning of year	$529,673	$438,981

Acquired through business combination	19,620	24,753

Additions	117,215	207,135

Proceeds on disposal	(34,011)	(65,572)

Gain on disposal	11	848

Transfers from right of use assets	284	295

Depreciation	(64,713)	(75,498)

Foreign exchange	583	(1,269)

Balance, end of period	$568,662	$529,673

Additions to property, plant and equipment for the nine months ended September 30, 2025 include equipment purchases and facility improvements for established locations; additions related to start-up locations of $46,045, consisting primarily of land, building and equipment; investments in the development of acquired businesses; and investments in the growth of scanning and calibration services.

For the nine months ended September 30, 2025, BGSI completed sale and leaseback transactions for 12 properties (year ended December 31, 2024 - 33 properties) for total proceeds of $33,181 (year ended December 31, 2024 - $64,854). The loss arising from sale and leaseback transactions during the nine months ended September 30, 2025 was $67 (year ended December 31, 2024 - gain of $1,153).

BOYD GROUP SERVICES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

For the three and nine months ended September 30, 2025 and 2024

(thousands of U.S. dollars, except share and per share amounts)

6. RIGHT OF USE ASSETS
As at	September 30, 2025	December 31, 2024

Balance, beginning of year	$668,101	$654,347

Acquired through business combinations	14,684	20,098

Additions and modifications	87,011	121,462

Depreciation	(95,412)	(123,512)

Transfers to property, plant and equipment	(284)	(295)

Foreign exchange	1,608	(3,999)

Balance, end of period	$675,708	$668,101

For the nine months ended September 30, 2025, BGSI completed sale and leaseback transactions for 12 properties (year ended December 31, 2024 - 33 properties) for total proceeds of $33,181 (year ended December 31, 2024 - $64,854). The loss arising from sale and leaseback transactions during the nine months ended September 30, 2025 was $67 (year ended December 31, 2024 - gain of $1,153).

7. INTANGIBLE ASSETS
As at	September 30, 2025	December 31, 2024

Balance, beginning of year	$336,943	$342,781

Acquired through business combination	20,430	20,962

Additions	6,912	4,029

Amortization	(20,604)	(26,309)

Foreign exchange	1,680	(4,520)

Balance, end of period	$345,361	$336,943

8. GOODWILL
As at	September 30, 2025	December 31, 2024

Balance, beginning of year	$643,864	$633,986

Acquired through business combination	26,711	17,721

Foreign exchange	2,991	(7,843)

Balance, end of period	$673,566	$643,864

BOYD GROUP SERVICES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

For the three and nine months ended September 30, 2025 and 2024

(thousands of U.S. dollars, except share and per share amounts)

9.	OTHER LONG TERM ASSETS

Other long term assets consist primarily of rent deposits in the amount of $4,211 (2024 - $4,051) and an investment of $8,000 (2024 - $8,000) to support the growth of the glass business. The investment which was previously recorded as an asset at its fair value is now being accounted for using the equity method of accounting beginning September 14, 2025.

10.	DIVIDENDS

The Company’s Directors have discretion in declaring dividends. The Company declares and pays dividends from its available cash from operations taking into account current and future performance amounts necessary for principal and interest payments on debt obligations, amounts required for maintenance capital expenditures and amounts allocated to reserves.

The Company declared dividends of C$0.153 per share in each of the first, second and third quarters of 2025 (2024 - C$0.150).

The following is the balance of dividends payable:

As at	September 30,	December 31,
	2025	2024

Balance, beginning of period	$2,283	$2,435

Declared	7,052	9,414

Payments	(7,018)	(9,445)

Foreign exchange	42	(121)

Balance, end of period	$2,359	$2,283

Dividends to shareholders were declared and paid as follows:

Record date	Payment date	Dividend amount
March 31, 2025	April 28, 2025	$2,287
June 30, 2025	July 29, 2025	2,390

September 30, 2025	October 29, 2025	2,375

		$7,052

Record date	Payment date	Dividend amount
March 31, 2024	April 26, 2024	$2,379
June 30, 2024	July 29, 2024	2,350

September 30, 2024	October 29, 2024	2,377

		$7,106

BOYD GROUP SERVICES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

For the three and nine months ended September 30, 2025 and 2024

(thousands of U.S. dollars, except share and per share amounts)

11.	LONG-TERM DEBT

On August 20, 2025, the Company entered into a fifth amended and restated credit agreement to extend the revolving credit facilities in the aggregate amount of $575,000 for a five-year term, with an accordion feature which can increase the credit facilities to a maximum of $875,000 (the “Facilities”). The Facilities will mature in August 2030. The $125,000 Term Loan A maturing in March 2027 remains unchanged.

Long-term debt is comprised of the following:

As at	September 30, 2025	December 31, 2024

Revolving credit & swing line facilities (net of financing costs)	$253,764	$369,333

Term Loan A (net of financing costs)	124,920	124,882

Seller notes	10,174	13,068

	$388,858	$507,283

Current portion	8,567	8,994

	$380,291	$498,289

The following is the continuity of long-term debt:

As at	September 30, 2025	December 31, 2024

Balance, beginning of period	$507,283	$421,705

Consideration on acquisition	4,617	3,517

Draws	302,084	365,994

Repayments	(424,594)	(283,790)

Deferred financing costs	(741)	(829)

Amortization of deferred financing costs	215	656

Foreign exchange	(6)	30

Balance, end of period	$388,858	$507,283

Included in finance costs for the three and nine months ended September 30, 2025 is interest on long-term debt of $7,681 and $21,783 respectively (2024 - $7,836 and $21,551 respectively).

BOYD GROUP SERVICES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

For the three and nine months ended September 30, 2025 and 2024

(thousands of U.S. dollars, except share and per share amounts)

12.	SENIOR UNSECURED NOTES

On September 4, 2025, the Company announced the completion of the private placement offering of C$275,000 principal amount of senior unsecured notes (the “Notes”) due 2033. The Notes bear interest at an annual rate of 5.75% payable semi-annually in arrears on March 4 and September 4, commencing on March 4, 2026. The net proceeds of the offering was used to repay the Company’s existing indebtedness.

At any time prior to September 4, 2028, the Company, may on any one or more occasions, redeem (a) up to 40% of the aggregate principal amount of the Notes issued, under certain conditions, at a redemption price equal to 105.75% of the principal or; (b) all or any part of the Notes, at a redemption price equal to 100% of the aggregate principal amount plus an applicable premium.

At any time on or after September 4, 2028, the Company may redeem all or part of the Notes at a redemption price, expressed as percentages of principal amount, equal to 102.875% in 2028, 101.438% in 2029 and 100% in 2030 and thereafter.

On September 4, 2025, the optional redemption right was recognized as an embedded derivative asset with a fair value of $3,203. A fair market value gain of $88 was recognized in the statement of earnings during the period ended September 30, 2025.

As at	September 30,	December 31,
	2025	2024
Face value	$198,797	$—

Deferred financing costs	(4,230)	—

Optional redemption	3,203	—

Foreign exchange	(1,258)	—

Net Book Value	$196,512	$—

BOYD GROUP SERVICES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

For the three and nine months ended September 30, 2025 and 2024

(thousands of U.S. dollars, except share and per share amounts)

13.	LEASE LIABILITIES

The following is the continuity of lease liabilities:

As at	September 30, 2025	December 31, 2024

Balance, beginning of period	$744,295	$715,277

Assumed on acquisition	14,684	20,098

Additions and modifications	87,046	122,761

Repayments	(120,218)	(149,656)

Financing costs	33,204	40,485

Foreign exchange	1,877	(4,670)

Balance, end of period	$760,888	$744,295

Current portion	120,807	116,849

	$640,081	$627,446

Lease expenses are presented in the consolidated statement of earnings as follows:

	Three months ended September 30,		Nine months ended September 30,

	2025	2024	2025	2024
Operating expenses	$3,522	$1,953	$9,400	$6,376
Depreciation of right of use assets	31,998	31,330	95,412	92,087
Finance costs	11,187	10,524	33,204	30,215

BOYD GROUP SERVICES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

For the three and nine months ended September 30, 2025 and 2024

(thousands of U.S. dollars, except share and per share amounts)

14.	FINANCIAL INSTRUMENTS

Carrying value and estimated fair value of financial instruments

			September 30, 2025		December 31, 2024

	Classification	Fair value hierarchy	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets

Cash	Amortized cost	n/a	$64,320	$64,320	$19,997	$19,997

Accounts receivable	Amortized cost	n/a	134,924	134,924	120,616	120,616

Long-term asset	FVTPL (1)	3	—	—	8,000	8,000

Optional redemption	FVTPL (1)	2	3,270	3,270	—	—

Cross-currency swap	FVOCI (2)	2	1,073	1,073	—	—

Financial liabilities

Accounts payable and accrued liabilities	Amortized cost	n/a	337,019	337,019	306,942	306,942

Dividends payable	Amortized cost	n/a	2,359	2,359	2,283	2,283

Long-term debt	Amortized cost	n/a	388,858	384,646	507,283	499,427

Senior unsecured notes	Amortized cost	n/a	196,512	201,483	—	—

(1)	Fair Value Through Profit or Loss
(2)	Fair Value Through Other Comprehensive Income

For the Company’s current financial assets and liabilities, including accounts receivable, accounts payable, accrued liabilities and dividends payable, which are short term in nature and subject to normal trade terms, the carrying values approximate their fair value. The fair value of BGSI’s long-term debt has been determined by calculating the present value of the interest rate spread that exists between the actual Term Loan A and the rate that would be negotiated with the economic conditions at the reporting date. The fair value of senior unsecured notes was based on the current market price a buyer is willing to pay for a high yield bond at the reporting date. The fair value of the optional redemption was calculated using Hull-White model and discounted cash flow. The long-term asset is now accounted using equity method of accounting.

During the third quarter of 2025, the Company entered into a cross-currency swap to hedge cash flow variability from foreign currency. The swap exchanges CAD interest and principal payments for USD equivalents. On the effective date of September 4, 2025, C$275,000 was swapped for $198,656, maturing on September 4, 2033. The fair value of the swap was an asset of $1,073 (2024 - $nil), calculated using discounted cash flows for each currency leg.

BOYD GROUP SERVICES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

For the three and nine months ended September 30, 2025 and 2024

(thousands of U.S. dollars, except share and per share amounts)

Collateral

The Company’s syndicated loan facility is collateralized by a General Security Agreement. The carrying amount of the financial assets pledged as collateral for this facility at September 30, 2025 was approximately $199,244 (December 31, 2024 - $140,613).

15.	SEASONALITY

BGSI’s financial results for any individual quarter are not necessarily indicative of results to be expected for the full year. Interim period revenues, operating expenses and earnings are typically sensitive to regional and local weather, market conditions, and in particular, to cyclical variations in economic activity and market demand.

16.	SEGMENTED REPORTING

BGSI has one reportable line of business, being automotive collision repair and related services, with all revenues relating to a group of similar services. In this circumstance, IFRS Accounting Standards requires BGSI to provide geographical disclosure. For the periods reported, all of BGSI’s revenues were derived within Canada or the United States of America. Reportable assets include property, plant and equipment, right of use assets, goodwill and intangible assets which are all located within these two geographic areas.

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Revenues
Canada	$58,967	$59,327	$183,860	$185,545
United States	731,243	692,966	2,165,080	2,132,458

	$790,210	$752,293	$2,348,940	$2,318,003

Reportable Assets As at			September 30, 2025	December 31, 2024
Canada			$208,606	$199,299
United States			2,054,691	1,979,282

			$2,263,297	$2,178,581

BOYD GROUP SERVICES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

For the three and nine months ended September 30, 2025 and 2024

(thousands of U.S. dollars, except share and per share amounts)

17.	EARNINGS PER SHARE

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024

Net earnings	$10,845	$2,895	$13,630	$22,102

Basic weighted average number of shares	21,467,917	21,472,587	21,467,770	21,472,357

Add:

Stock option plan	2,773	3,407	2,813	5,937

Share-based payment plan	34,208	—	34,265	—

Average number of shares outstanding - diluted basis	21,504,898	21,475,994	21,504,848	21,478,294

Basic earnings per share	$0.51	$0.13	$0.63	$1.03

Diluted earnings per share	$0.50	$0.13	$0.63	$1.03

For the three and nine months ended September 30, 2025, the impact of the stock options issued in 2022 were included in the diluted average number of shares outstanding. The stock options issued in 2021, 2023, 2024 and 2025 could have potentially diluted the basic earnings per share, but their impact was anti-dilutive during these periods.

For the three months ended September 30, 2024, the impact of the stock options issued in 2021 and 2022 were included in the diluted average number of shares outstanding. The stock options issued in 2023 and 2024 could have potentially diluted the basic earnings per share, but their impact was anti-dilutive during these periods.

For the nine months ended September 30, 2024, the impact of the stock options issued in 2021, 2022 and 2023 were included in the diluted average number of shares outstanding. The stock options issued in 2024 could have potentially diluted the basic earnings per share, but their impact was anti-dilutive during these periods.

During the first quarter of 2025, Boyd cancelled 5,784 shares pursuant to the Plan of Arrangement involving the conversion of Boyd Group Income Fund to Boyd Group Services Inc., which was effective January 1, 2020. Any shares that were not deposited by December 31, 2024 ceased to represent a right or claim of any kind or nature and have been cancelled.

BOYD GROUP SERVICES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

For the three and nine months ended September 30, 2025 and 2024

(thousands of U.S. dollars, except share and per share amounts)

18.	STOCK OPTION PLAN

During the first quarter of 2021, the Company instituted a stock option plan for senior management, which was approved by shareholders on May 12, 2021. The Company’s stock option plan allows for the granting of options up to an amount of 250,000 Common shares under this plan. Each tranche of the options vests equally over two, three, four and five year periods. The term of an option shall be determined and approved by the People, Culture and Compensation Committee; provided that the term shall be no longer than ten years from the grant date.

The information on the outstanding options are as follows:

	Three months ended September 30,

	2025		2024
	Number	Weighted average exercise price (C$)	Number	Weighted average exercise price (C$)

Balance at the beginning of period	88,596	$217.71	70,165	$219.37

Granted during the period	—	—	1,177	230.49

Forfeited during the period	(1,800)	227.16	(1,710)	217.11

Expired during the period	(197)	216.47	—	—

Exercised during the period	(214)	172.95	(234)	198.47

Balance at the end of period	86,385	$217.63	69,398	$219.68

Exercisable at the end of the period	18,842	$198.40	8,466	$195.57

	Nine months ended September 30,

	2025		2024
	Number	Weighted average exercise price (C$)	Number	Weighted average exercise price (C$)

Balance at the beginning of period	67,762	$219.84	54,559	$198.78

Granted during the period	29,380	211.27	18,269	282.26

Forfeited during the period	(9,480)	217.24	(3,014)	222.35

Expired during the period	(197)	216.47	—	—

Exercised during the period	(1,080)	187.17	(416)	207.54

Balance at the end of period	86,385	$217.63	69,398	$219.68

Exercisable at the end of the period	18,842	$198.40	8,466	$195.57

BOYD GROUP SERVICES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

For the three and nine months ended September 30, 2025 and 2024

(thousands of U.S. dollars, except share and per share amounts)

The weighted average grant date fair value of stock options granted during the nine months ended September 30, 2025 was $69.51 per option (2024 - $97.75). The fair value of each option granted was determined using a Black-Scholes option pricing model. The option valuation was based on the following assumptions:

	2025	2024
Risk-free interest rate	2.84%	3.61%
Expected life (years)	5.5	5.5
Expected stock price volatility	30.73%	30.68%

Expected dividend yield	0.259%	0.193%

19.	CHANGES IN NON-CASH OPERATING WORKING CAPITAL ITEMS

	Three months ended September 30,
	2025	2024
Accounts receivable	$4,289	$(497)
Inventory	2,679	(3,915)
Prepaid expenses	(9,145)	(6,921)
Accounts payable and accrued liabilities	9,053	4,999
Income taxes, net	(7,116)	(2,645)
	$(240)	$(8,979)

	Nine months ended September 30,
	2025	2024

Accounts receivable	$(13,662)	$4,146

Inventory	9,857	12,375

Prepaid expenses	(6,282)	(4,776)

Accounts payable and accrued liabilities	27,690	(16,127)

Income taxes, net	948	(6,903)

	$18,551	$(11,285)

20.	SUBSEQUENT EVENTS

On October 29, 2025, the Company announced that it has entered into a definitive agreement to acquire Joe Hudson’s Collision Center from TSG Consumer Partners LP for $1,300,000, expanding the Company’s footprint by 258 collision locations across the U.S. Southeast. The acquisition is expected to close in the fourth quarter of 2025.

On October 29, 2025, BGSI announced that it has entered into a bought deal agreement, pursuant to which the underwriters have agreed to purchase, 5.53 million common shares of BGSI at a price of $141.00 per share, for gross proceeds of approximately $780, 000. On November 4, 2025, the Company announced the closing of this

BOYD GROUP SERVICES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

For the three and nine months ended September 30, 2025 and 2024

(thousands of U.S. dollars, except share and per share amounts)

offering with a total of 6.36 million common shares issued, including 829,800 common shares following the exercise in full by the underwriters of their option to purchase additional common shares, for gross proceeds of approximately $897,000. The common shares were offered to the public in Canada and the United States, representing BGSI’s initial public offering in the United States.

On October 30, 2025, the Company announced that it has entered into an underwriting agreement to sell C$525,000 principal amount of senior unsecured notes due 2030 pursuant to a private placement offering, with an interest rate of 5.5% per annum, payable semi-annually in arrears on November 6 and May 6, commencing on May 6, 2026. This offering closed on November 6, 2025.